EXECUTION VERSION

TASEKO MINES LIMITED

as Issuer and Parent Guarantor

GIBRALTAR MINES LTD.

and

ALEY CORPORATION

each as a Subsidiary Guarantor

____________________________

The Bank of New York Mellon

as U.S. Trustee

and

BNY Trust Company of Canada

as Canadian Co-Trustee

____________________________

INDENTURE

Dated as of April 15, 2011

____________________________

i

CROSS-REFERENCE TABLE

	TIA	Indenture
	Section	Section
310	(a)(1)	6.08(1)
	(a)(2)	6.08(1)
	(a)(3)	6.16
	(a)(4)	Not Applicable
	(a)(5)	6.08(5)
	(b)	6.09
	(c)	Not Applicable
311	(a)	6.05
	(b)	6.05
	(c)	Not Applicable
312	(a)	7.01, 7.02
	(b)	7.02
	(c)	7.03
313	(a)	7.04
	(b)	7.04
	(c)	7.04
	(d)	7.04
314	(a)	7.05
	(a)(4)	10.04
	(b)	Not Applicable
	(c)(1)	1.02
	(c)(2)	1.02
	(d)	Not Applicable
	(e)	1.02
	(f)	Not Applicable
315	(a)	6.02
	(b)	6.01
	(c)	6.02
	(d)	6.02
	(e)	5.15
316	(a)(last sentence)	1.01 (“Outstanding”)
	(a)(1)(A)	5.12
	(a)(1)(B)	5.02, 5.13
	(a)(2)	Not Applicable
	(b)	5.08
	(c)	1.04(e)
317	(a)(1)	5.03
	(a)(2)	5.04
	(b)	10.03
318	(a)	1.16

v

          Note: This Cross-Reference Table shall not, for any purpose, be deemed to be part of this Indenture.

TASEKO MINES LIMITED

INDENTURE

          INDENTURE, dated as of April 15, 2011, between Taseko Mines Limited, a corporation duly existing under the laws of British Columbia, Canada, as issuer and Parent Guarantor (herein called the “Company” or the “Parent Guarantor”), having its principal office at Suite 300, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, and Gibraltar Mines Ltd., a corporation duly existing under the laws of British Columbia, Canada, as Subsidiary Guarantor (herein called a “Subsidiary Guarantor”), having its principal office at Suite 300, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, and Aley Corporation, a corporation duly existing under the laws of Canada, as Subsidiary Guarantor (herein called a “Subsidiary Guarantor” or, together with Gibraltar Mines Ltd., the “Subsidiary Guarantors”), having its principal office at Suite 300, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, and The Bank of New York Mellon, a New York Banking Corporation, as U.S. trustee (herein called the “U.S. Trustee”), and BNY Trust Company of Canada, a trust company duly organized and existing under the laws of Canada, as Canadian Co-Trustee (the “Canadian Co-Trustee” and, together with the U.S. Trustee, the “Trustees”).

RECITALS OF THE COMPANY

          The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the “Securities”), which may be convertible into or exchangeable for any securities of any person (including the Company), to be issued in one or more series as in this Indenture provided.

          Each of the Parent Guarantor and the Subsidiary Guarantors (collectively, the “Guarantors”) has duly authorized the execution and delivery of this Indenture and to provide for the issuance of its Guarantee. Each of the Company and the Guarantors has received good and valuable consideration for the execution and delivery of this Indenture and the Guarantees, as the case may be. Each Guarantor will derive substantial direct and indirect benefits from the issuance of the Securities.

          This Indenture is subject to the provisions of Trust Indenture Legislation (as defined below) that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

          All necessary acts and things have been done to make (i) the Securities, when duly issued and executed by the Company and authenticated and delivered hereunder, the legal, valid and binding obligations of the Company, (ii) the Guarantees, when executed by each Guarantor and delivered hereunder, the legal, valid and binding obligations of each Guarantor and (iii) this Indenture a legal, valid and binding agreement of each of the Company and the Guarantors in accordance with the terms of the Indenture.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

          For and in consideration of the premises and the purchase of the Securities by the Holders (as defined below) thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01               Definitions

          For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)	the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b)

all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein, and the terms “cash transaction” and “self-liquidating paper”, as used in Section 311 of the Trust Indenture Act, shall have the meanings assigned to them in the rules of the Commission adopted under the Trust Indenture Act;

(c)

all accounting terms not otherwise defined herein have the meanings assigned to them, as of any date of determination and for any Person, in accordance with the International Financing Reporting Standards issued by the International Accounting Standards Board (“IFRS”), as in effect on such date, unless such Person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada or IFRS, as applicable, in which case all accounting terms not otherwise defined herein used in respect of such Person shall have the meanings assigned to them in accordance with United States generally accepted accounting principles in effect on such date;

(d)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(e)	“or” is not exclusive;

(f)	words implying any gender shall apply to all genders;

(g)	the words Subsection, Section and Article refer to the Subsections, Sections and Articles, respectively, of this Indenture unless otherwise noted; and

(h)	“include”, “includes” or “including” means include, includes or including, in each case, without limitation.

          Certain terms, used principally in Article Three, are defined in that Article.

          In this Indenture:

          “Act”, when used with respect to any Holder, has the meaning specified in Section 1.04;

          “Additional Amounts” has the meaning specified in Section 10.05;

          “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings;

          “Authenticating Agent” means any Person authorized by either Trustee pursuant to Section 6.12 to act on behalf of such Trustee to authenticate Securities;

          “Authorized Newspaper” means a newspaper, in the English language or in an official language of the country of publication, customarily published on each Business Day, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day;

          “Base Currency” has the meaning specified in Section 1.14;

          “Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function;

          “Board Resolution” means a copy of a resolution certified by the Chief Financial Officer or the Corporate Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustees;

          “Branch Register” has the meaning specified in Section 3.05;

          “Branch Security Registrar” has the meaning specified in Section 3.05;

          “Business Day”, when used with respect to any Place of Payment or any other particular location referred to in this Indenture or in the Securities, means, unless otherwise specified with respect to any Securities pursuant to Section 3.01, any day other than Saturday, Sunday or any other day on which the offices of the Trustees are closed;

          “calculation period” has the meaning specified in Section 3.11;

          “Canadian Securities Authorities” means the securities commissions or similar authorities in Canada;

          “Canadian Taxes” has the meaning specified in Section 10.05;

          “Canadian Co-Trustee” means the Person named as the “Canadian Co-Trustee” in the first paragraph of this Indenture until a successor Canadian Co-Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Canadian Co-Trustee” shall mean or include each Person who is then a Canadian Co-Trustee hereunder; provided, however, that if at any time there is more than one such Person, “Canadian Co-Trustee” as used with respect to the Securities of any series shall mean only the Canadian Co-Trustee with respect to Securities of that series;

          “Capital Lease Obligation” means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with GAAP;

          “Capital Stock” means:

(1)	in the case of a corporation, ordinary shares or corporate stock or depositary receipts representing interest therein;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)

any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock;

          “Central Register” has the meaning specified in Section 3.05;

          “Central Security Registrar” has the meaning specified in Section 3.05;

          “Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time;

          “Common Depositary” has the meaning specified in Section 3.04;

          “Company Request” or “Company Order” means a written request or order signed in the name of the Company by the Executive Chairman of the Board of Directors, the President, the Chief Executive Officer, or the Senior Vice President Operations, or if two or more persons share such office any one of such persons, and by the Chief Financial Officer or the Corporate Secretary of the Company, or if two or more persons share such office any one of such persons, and delivered to the Trustees;

          “Corporate Trust Office” means the principal corporate trust office of the U.S. Trustee or the Canadian Co-Trustee, as applicable, or the principal corporate trust office of any successor Trustee, at which at any particular time its corporate trust business may be administered, such an office on the date of execution of this Indenture of the U.S. Trustee is located at The Bank of New York Mellon, 101 Barclay Street, 4E, New York, NY 10286, Attention: Global Corporate Trust – Taseko Mines, Facsimile No. 212-815-5366 and of the Canadian Co-Trustee is located at 320 Bay Street, 11th Floor, Toronto, Ontario, Canada, M5H 4A6, Attention: Global Corporate Trust – Taseko Mines, Facsimile No. 416-360-1711, except that with respect to presentation of Securities for payment or for registration of transfer or exchange, such term shall mean the office or agency of the U.S. Trustee or the Canadian Co-Trustee, as applicable, designated in writing to the Company at which, at any particular time, its corporate agency business shall be conducted;

          “covenant defeasance” has the meaning specified in Section 15.03;

          “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default;

          “Defaulted Interest” has the meaning specified in Section 3.07;

          “defeasance” has the meaning specified in Section 14.02;

          “Depositary” means, with respect to the Securities of any series issuable or issued in the form of one or more Registered Securities, the Depositary Trust Company, or any successor thereto, or any other Person designated as Depositary by the Company pursuant to Section 3.05 until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depositary” shall mean or include each Person who is then a Depositary hereunder, and, if at any time there is more than one such Person, “Depositary” as used with respect to the Securities of any such series shall mean the Depositary with respect to the Registered Securities of that series;

          “Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts;

          “Event of Default” has the meaning specified in Section 5.01;

          “Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

          “Exchange Date” has the meaning specified in Section 3.04;

          “Exchanges” means the NYSE Amex, the Toronto Stock Exchange and any other securities exchange or automated quotation system upon which the Securities are or become listed or quoted;

          “Extension Notice” has the meaning specified in Section 3.08;

           “Extension Period” has the meaning specified in Section 3.08;

          “Final Maturity” has the meaning specified in Section 3.08;

          “First Currency” has the meaning specified in Section 1.15;

          “GAAP” means, as of any date of determination and for any Person, the International Financing Reporting Standards issued by the IFRS, as in effect on such date, unless such Person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada or IFRS, as applicable, in which case GAAP shall mean generally accepted accounting principles in effect in the United States on such date;

          “Government Obligations” means, unless otherwise specified with respect to any series of Securities pursuant to Section 3.01, securities which are (i) direct obligations of the government which issued the currency in which the Securities of a particular series are payable or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depositary receipt;

          “Guarantees” means, collectively, the Parent Guarantee and the Subsidiary Guarantee;

          “Guarantors” means, collectively, the Company and the Subsidiary Guarantors;

          “Holder” means the Person in whose name a Security is registered in the Security Register;

          “Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and shall include the terms of particular series of Securities established as contemplated by Section 3.01;

          “Indexed Security” means a Security the terms of which provide that the principal amount thereof payable at Stated Maturity may be more or less than the principal face amount thereof at original issuance;

          “interest”, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity at the rate prescribed in such Original Issue Discount Security;

          “Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security;

          “Judgment Currency” has the meaning specified in Section 1.14;

          “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction;

          “mandatory sinking fund payment” has the meaning specified in Section 12.01;

          “Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise;

          “Notice of Default” has the meaning specified in Section 6.01;

          “Officers’ Certificate” means a certificate, which shall comply with this Indenture, signed by the Chairman of the Board of Directors, the President, the Chief Executive Officer, or the Senior Vice President Operations, or if two or more persons share such office any one of such persons, and by the Chief Financial Officer or the Corporate Secretary of the Company, or if two or more persons share such office any one of such persons, and delivered to the Trustees;

          “Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Company, including an employee of the Company;

          “Optional Reset Date” has the meaning specified in Section 3.07;

          “optional sinking fund payment” has the meaning specified in Section 13.01;

          “Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02;

          “Original Stated Maturity” has the meaning specified in Section 3.08;

          “Outstanding”, when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(a)	Securities theretofore cancelled by a Trustee or delivered to a Trustee for cancellation;

(b)

Securities, or portions thereof, for whose payment or redemption or repayment at the option of the Holder, money in the necessary amount has been theretofore deposited with a Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustees has been made;

(c)	Securities, except to the extent provided in Section 14.02 and Section 14.03, with respect to which the Company has effected defeasance and/or covenant defeasance as provided in Article Thirteen; and

(d)

Securities which have been paid pursuant to Section 3.06 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustees proof satisfactory to them that such Securities are held by a protected purchaser (as defined in Article 8 of the UCC) in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders for quorum purposes, and for the purpose of making the calculations required by TIA Section 313, (i) the principal amount of an Original Issue Discount Security that may be counted in making such determination or calculation and that shall be deemed to be Outstanding for such purpose shall be equal to the amount of principal thereof that would be (or shall have been declared to be) due and payable, at the time of such determination, upon a declaration of acceleration of the maturity thereof pursuant to Section 5.02, (ii) the principal amount of any Indexed Security that may be counted in making such determination or calculation and that shall be deemed outstanding for such purpose shall be equal to the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Security pursuant to Section 3.01, and (iii) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustees shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which the Trustees know to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustees the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor;

          “Parent Guarantee” means the Company’s guarantee of each Subsidiary Guarantor’s obligations under this Indenture and the Subsidiary Guarantees, as provided for under Article Seventeen of this Indenture;

          “Parent Guarantor” or “Company” means the Person named as the “Parent Guarantor” and the “Company” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Parent Guarantor” and “Company” shall mean such successor Person;

          “Paying Agent” means any Person (including the Company acting as Paying Agent) authorized by the Company to pay the principal of (or premium, if any) or interest, if any, on any Securities on behalf of the Company;

          “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity;

          “Place of Payment” means, when used with respect to the Securities of or within any series, each place where the principal of (and premium, if any) and interest, if any, on such Securities are payable in the United States and Canada as specified as contemplated by Section 3.01 and Section 10.02;

          “rate(s) of exchange” has the meaning specified in Section 1.14;

          “Redemption Date”, when used with respect to any Security to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture;

          “Redemption Price”, when used with respect to any Security to be redeemed, in whole or in part, means the price at which it is to be redeemed pursuant to this Indenture, plus accrued and unpaid interest thereon to the Redemption Date;

          “Registered Security” means any Security registered in the Security Register;

          “Regular Record Date” for the interest payable on any Interest Payment Date on the Registered Securities of or within any series means the date specified for that purpose as contemplated by Section 3.01;

          “Repayment Date” means, when used with respect to any Security to be repaid at the option of the Holder, the date fixed for such repayment pursuant to this Indenture;

          “Repayment Price” means, when used with respect to any Security to be repaid at the option of the Holder, the price at which it is to be repaid pursuant to this Indenture;

          “Reset Notice” has the meaning specified in Section 3.07;

          “Responsible Officer”, when used with respect to a Trustee, means any vice president, any senior trust officer, any trust officer, the controller within the corporate trust administration division of a Trustee or any other officer of a Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject, in each case having direct responsibility for the administration of this Indenture;

          “Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture;

          “Security Register” and “Security Registrar” have the respective meanings specified in Section 3.05;

          “Senior Default” means (i) any default or event of default under any instrument creating any Senior Indebtedness, or (ii) any event which would, with giving of notice, lapse of time, or both, or subject to any other condition subsequent to such event, constitute such a default or event of default;

          “Senior Indebtedness” means:

(a)	all indebtedness of the Company in respect of borrowed money, other than:

(i) indebtedness evidenced by the Securities; and

(ii)

indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Securities;

(b)	all obligations of the Company for the reimbursement of amounts paid pursuant to any letter of credit, banker’s acceptance or similar credit transaction; and

(c)	all obligations of the type referred to in paragraphs (a) through (b) above of other Persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise,

and, for greater certainty, “Senior Indebtedness” will include all indebtedness of the Company for borrowed money which is outstanding as at the date hereof;

          “Special Record Date” for the payment of any Defaulted Interest on the Registered Securities of or within any series means a date fixed by the Trustees pursuant to Section 3.07;

          “Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security representing such installment of interest as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable, as such date may be extended pursuant to the provisions of Section 3.08;

          “Subsequent Interest Period” has the meaning specified in Section 3.07;

          “Subsidiary” means, any corporation of which at the time of determination the Company, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock or partnership, joint venture, limited liability company, association, company or business trust interests;

          “Subsidiary Guarantee” means the guarantees by each Subsidiary Guarantors of the Company’s obligations under this Indenture and on the Securities, as provided for under Article Sixteen of this Indenture;

          “Subsidiary Guarantors” means Gibraltar Mines Ltd. and Aley Corporation, and any and all successors thereto;

          “Tax” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto, and, for the avoidance of doubt, including any withholding or deduction for or on account of any of the foregoing). “Taxes” shall be construed to have a corresponding meaning;

          “Trust Indenture Act” or “TIA” means the United States Trust Indenture Act of 1939, as amended, as in force at the date as of which this Indenture was executed, except as provided in Section 9.05;

          “Trust Indenture Legislation” means, at any time, the provisions of (i) any applicable statute of Canada or any province or territory thereof and the regulations thereunder as amended or re-enacted from time to time, but only to the extent applicable, or (ii) the Trust Indenture Act and regulations thereunder, in each case, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are at such time in force and applicable to this Indenture or the Company or the Trustees;

          “Trustee” or “Trustees” means the U.S. Trustee and the Canadian Co-Trustee. Except to the extent otherwise indicated, “Trustees” shall refer to both the Canadian Co-Trustee and the U.S. Trustee;

          “UCC” means the New York uniform commercial code in effect from time to time;

          “U.S. Federal Bankruptcy Code” means the Bankruptcy Act of Title 11 of the United States Code, as amended from time to time;

          “U.S. Trustee” means the Person named as the “U.S. Trustee” in the first paragraph of this Indenture until a successor U.S. Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “U.S. Trustee” shall mean or include each Person who is then a U.S. Trustee hereunder;

          “United States” means, unless otherwise specified with respect to any Securities pursuant to Section 3.01, the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction;

          “United States person” means, unless otherwise specified with respect to any Securities pursuant to Section 3.01, an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (A) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person;

          “Vice President”, when used with respect to the Trustees, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”;

          “Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person;

          “Writing” has the meaning specified in Section 6.13; and

          “Yield to Maturity” means the yield to maturity, computed at the time of issuance of a Security (or, if applicable, at the most recent redetermination of interest on such Security) and as set forth in such Security in accordance with generally accepted United States bond yield computation principles.

Section 1.02               Compliance Certificates and Opinions

          Upon any application or request by the Company to the U.S. Trustee to take any action under any provision of this Indenture, the Company shall furnish to the U.S. Trustee, to the extent required by the Trust Indenture Act, an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and, if requested by the U.S. Trustee, an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

          Every certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(1)	a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)

a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)	a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with.

Section 1.03               Form of Documents Delivered to Trustees

          In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons may certify or give an opinion as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

          Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, a certificate of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

          Any certificate or opinion of an officer of the Company or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of, or representations by, an accountant or firm of accountants in the employ of the Company, unless such officer or counsel, as the case may be, knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the accounting matters upon which such certificate or opinion may be based are erroneous. Any certificate or opinion of any independent firm of public accountants filed with the Trustees shall contain a statement that such firm is independent.

          Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 1.04               Acts of Holders

          (a)           Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of the Outstanding Securities of all series or one or more series, as the case may be, may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustees and, where it is hereby expressly required, to the Company. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustees and the Company, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 16.06.

          (b)           The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustees deem sufficient.

          (c)           The principal amount and serial numbers of Registered Securities held by any Person, and the date of holding the same, shall be proved by the Security Register.

          (d)           If the Company shall solicit from the Holders of Registered Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so. Notwithstanding Trust Indenture Legislation, including TIA Section 316(c), such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

          (e)           Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustees or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

Section 1.05               Notices, etc. to Trustees and Company

          Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)

the U.S. Trustee, by the Canadian Co-Trustee, any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the U.S. Trustee at its Corporate Trust Office, Attention: Global Corporate Trust, Facsimile No. 212-815-5366, or

(2)

the Canadian Co-Trustee, by the U.S. Trustee, any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Canadian Co-Trustee at its Corporate Trust Office, Attention: Global Corporate Trust, Facsimile No. 416-360-1711, or

(3)

the Company, by either Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and faxed or mailed, first-class postage prepaid or personally delivered, to the Company, Attention: Chief Financial Officer, Facsimile No. 778-373-4534 or such other officer or facsimile number as the Company may designate on written notice to the Trustees, addressed to it at the address of its principal office specified in the first paragraph of this Indenture or at any other address previously furnished in writing to the Trustees by the Company.

Section 1.06               Notice to Holders; Waiver

          Where this Indenture provides for notice of any event to Holders of Registered Securities by the Company or the Trustees, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each such Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders of Registered Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of Registered Securities. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

          In case, by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impractical to mail notice of any event to Holders of Registered Securities when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustees shall be deemed to be sufficient giving of such notice for every purpose hereunder.

          Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

          Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustees, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Section 1.07               Effect of Headings and Table of Contents

          The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.08               Successors and Assigns

          All covenants and agreements in this Indenture by the Company, the Guarantors and the Trustees shall bind their successors and assigns, whether so expressed or not.

Section 1.09               Severability Clause

          In case any provision in this Indenture or in any Security shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.10               Benefits of Indenture

          Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Securities Registrar and their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture. Subject to Section 1.16, at all times in relation to this Indenture and any action to be taken hereunder, the Company and the Trustees each shall observe and comply with Trust Indenture Legislation and the Company, the Trustees and each Holder of a Security shall be entitled to the benefits of Trust Indenture Legislation.

Section 1.11               Governing Law

          This Indenture and the Securities shall be governed by and construed in accordance with the law of the State of New York, but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby. The U.S. Trustee and the Company agree to comply with all provisions of Trust Indenture Legislation applicable to or binding upon it in connection with this Indenture and any action to be taken hereunder. The rights and obligations of each Trustee and the Company under and in connection with this Indenture are subject to Trust Indenture Legislation. This Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

Section 1.12               Legal Holidays

          In any case where any Interest Payment Date, Redemption Date, sinking fund payment date or Stated Maturity or Maturity of any Security shall not be a Business Day at any Place of Payment or other location contemplated hereunder, then (notwithstanding any other provision of this Indenture or of any Security other than a provision in the Securities of any series which specifically states that such provision shall apply in lieu of this Section), payment of principal (or premium, if any) or interest, if any, need not be made at such Place of Payment or other location contemplated hereunder on such date, but may be made on the next succeeding Business Day at such Place of Payment or other location contemplated hereunder with the same force and effect as if made on the Interest Payment Date or Redemption Date or sinking fund payment date, or at the Stated Maturity or Maturity; provided that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, sinking fund payment date, Stated Maturity or Maturity, as the case may be.

Section 1.13                Agent for Service; Submission to Jurisdiction; Waiver of Immunities

          By the execution and delivery of this Indenture, the Company (i) acknowledges that it has irrevocably designated and appointed Corporation Service Company, Suite 400, 2711 Centerville Road, Wilmington, Delaware, USA 19808 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Securities or this Indenture that may be instituted in any U.S. federal or New York State court located in The Borough of Manhattan, The City of New York, or brought by the Trustees (whether in their individual capacity or in their capacity as Trustees hereunder), (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon Corporation Service Company and written notice of said service to the Company (mailed or delivered to the Company, attention: Chief Financial Officer, at its principal office at Suite 300, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, as specified in Section 1.05 hereof), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Corporation Service Company in full force and effect so long as this Indenture shall be in full force and effect.

          To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Securities, to the extent permitted by law.

          The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action, suit or proceeding arising out of or relating to this Indenture or the Securities in any federal or state court in the State of New York, The Borough of Manhattan. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 1.14                Conversion of Currency

          (a)           The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities and this Indenture:

(i)

If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due or contingently due in any other currency under the Securities of any series and this Indenture (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which a final judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii)

If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment referred to in (i) above is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

          (b)           In the event of the winding-up of the Company at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders and the Trustees harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Base Currency due or contingently due under the Securities and this Indenture (other than under this Subsection (b)) is calculated for the purposes of such winding-up, and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b) the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

          (c)           The obligations contained in Subsections (a)(ii) and (b) of this Section shall constitute separate and independent obligations of the Company from its other obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder or the Trustees or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustees, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or its liquidator. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be increased or reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

          The term “rate(s) of exchange” shall mean the rate of exchange quoted by a Canadian chartered bank as may be designated in writing by the Company to the Trustees from time to time, at its central foreign exchange desk in its main office in Toronto at 12:00 noon (Toronto time) on the relevant date for purchases of the Base Currency with the Judgment Currency and includes any premiums and costs of exchange payable. The Trustees shall have no duty or liability with respect to monitoring or enforcing this Section.

Section 1.15               Currency Equivalent

          Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation which is required to purchase such amount in the First Currency at the Bank of Canada noon rate as reported by Telerate on screen 3194 (or such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) on the date of determination.

Section 1.16               Conflict with Trust Indenture Legislation

          If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Trust Indenture Legislation, such mandatory requirement shall control. If and to the extent that any provision hereof limits, qualifies or conflicts with the duties imposed by any of Sections 310 to 318, inclusive, of the Trust Indenture Act, through operation of Section 318(c) thereof, such duties shall control.

Section 1.17	Incorporators, Shareholders, Officers and Directors of the Company Exempt from Individual Liability

          No recourse under or upon any obligation, covenant or agreement contained in this Indenture, in the Guarantees or in any Security, or because of any indebtedness evidenced thereby, shall be had against any incorporator, as such, or against any past, present or future shareholder, officer or director, as such, of the Company or the Subsidiary Guarantors or of any of their successors, either directly or through the Company or the Subsidiary Guarantors or any of their successors, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders and as part of the consideration for the issue of the Securities.

ARTICLE TWO
SECURITIES FORMS

Section 2.01               Forms Generally

          The Registered Securities of each series shall be in substantially the forms as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution of the Securities. If the forms of Securities or any series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Corporate Secretary or the Chief Financial Officer of the Company and delivered to the Trustees at or prior to the delivery of the Company Order contemplated by Section 3.03 for the authentication and delivery of such Securities. Any portion of the text of any Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Security.

          Either Trustee’s certificate of authentication on all Securities shall be in substantially the form set forth in this Article.

          The definitive Securities shall be printed, lithographed or engraved on steel-engraved borders or may be produced in any other manner, all as determined by the officers of the Company executing such Securities, as evidenced by their execution of such Securities.

Section 2.02                Form of Trustee’s Certificate of Authentication

          Subject to Section 6.12, the U.S. Trustee’s certificate of authentication shall be in substantially the following form:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

(Certificate of Authentication may be executed by either Trustee)

Dated: ____________

          •, as U.S. Trustee, certifies that this is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

•,
as U.S. Trustee

By:  __________________________________________
                                 Authorized Officer

Section 2.03                Securities Issuable in Global Form

          If Securities of or within a series are issuable in global form, as specified and contemplated by Section 3.01, then, notwithstanding clause (10) of Section 3.01, any such Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities of such series from time to time endorsed thereon and that the aggregate amount of Outstanding Securities of such series represented thereby may from time to time be increased or decreased to reflect exchanges. Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, of Outstanding Securities represented thereby shall be made by the Trustees in such manner and upon instructions given by such Person or Persons as shall be specified therein or in the Company Order to be delivered to the Trustees pursuant to Section 3.03 or Section 3.04. Subject to the provisions of Section 3.03 and, if applicable, Section 3.04, the Trustees shall deliver and redeliver any Security in permanent global form in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Company Order. If a Company Order pursuant to Section 3.03 or Section 3.04 has been, or simultaneously is, delivered, any instructions by the Company with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel.

          The provisions of the last sentence of Section 3.03 shall apply to any Security represented by a Security in global form if such Security was never issued and sold by the Company and the Company delivers to the Trustees the Security in global form together with written instructions (which need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel) with regard to the reduction in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of Section 3.03.

          Notwithstanding the provisions of Section 3.07, unless otherwise specified as contemplated by Section 3.01, payment of principal of (and premium, if any) and interest, if any, on any Security in permanent global form shall be made to the Person or Persons specified therein.

          Notwithstanding the provisions of Section 3.09 and except as provided in the preceding paragraph, the Company, the Trustees and any agent of the Company and the Trustees shall treat as the Holder of such principal amount of Outstanding Securities represented by a permanent global Security, the Holder of such permanent global Security in registered form.

ARTICLE THREE
THE SECURITIES

Section 3.01               Amount Unlimited; Issuable in Series

          The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

          The Securities may be issued in one or more series and will be denominated and payable in Dollars. The principal amount of any series of Securities may be increased and issued under this Indenture. There shall be established in one or more Board Resolutions or pursuant to authority granted by one or more Board Resolutions and, subject to Section 3.03, set forth in, or determined in the manner provided in, an Officers’ Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series, any or all of the following, as applicable (each of which (except for the matters set forth in clauses (1), (2) and (19) below), if so provided, may be determined from time to time by the Company with respect to unissued Securities of the series and set forth in such Securities of the series when issued from time to time):

(1)	the title of the Securities of the series (which shall distinguish the Securities of the series from all other series of Securities);

(2)

the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 3.04, Section 3.05, Section 3.06, Section 9.06, Section 11.07 or Section 13.05);

(3)

the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other Person and the nature and priority of any security;

(4)	the percentage or percentages of principal amount at which the Securities of the series will be issued;

(5)

the date or dates, or the method by which such date or dates will be determined or extended, on which the Securities of the series may be issued and the date, or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Securities of the series is payable;

(6)

the rate or rates at which the Securities of the series shall bear interest (whether fixed or variable), if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date, if any, for the interest payable on any Registered Security on any Interest Payment Date, or the method by which such date or dates shall be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of 12 30-day months;

(7)

the place or places, if any, other than or in addition to The Borough of Manhattan, The City of New York, where the principal of (and premium, if any) and interest, if any, on Securities of the series shall be payable, where any Registered Securities of the series may be surrendered for registration of transfer, where Securities of the series may be surrendered for exchange, where Securities of the series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable and, if different than the location specified in Section 1.05, the place or places where notices or demands to or upon the Company in respect of the Securities of the series and this Indenture may be served;

(8)

the period or periods within which, the price or prices at which, and other terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option;

(9)

the obligation, if any, of the Company to redeem, repay or purchase Securities of the series pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, and other terms and conditions upon which Securities of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(10)	if other than denominations of $2,000 and integral multiples of $1,000 in excess thereof, the denomination or denominations in which any Registered Securities of the series shall be issuable;

(11)	if other than the Trustees, the identity of each Security Registrar and/or Paying Agent;

(12)

if other than the principal amount thereof, the portion of the principal amount of Securities of the series that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.02 or the method by which such portion shall be determined;

(13)

whether the amount of payments of principal of (or premium, if any) or interest, if any, on the Securities of the series may be determined with reference to an index, formula or other method, and the manner in which such amounts shall be determined;

(14)

the applicability, if any, of Section 14.02 and/or Section 14.03 to the Securities of the series and any provisions in modification of, in addition to or in lieu of any of the provisions of Article Fourteen that shall be applicable to the Securities of the series;

(15)	provisions, if any, granting special rights to the Holders of Securities of the series upon the occurrence of such events as may be specified;

(16)

any deletions from, modifications of or additions to the Events of Default or covenants (including any deletions from, modifications of or additions to Section 10.08) of the Company with respect to Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

(17)

whether any Securities of the series are to be issuable initially in temporary global form and whether any Securities of the series are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 3.05, and the circumstances under which and the place or places where any such exchanges may be made and, if Securities of the series are to be issuable in global form, the identity of any initial depositary therefor;

(18)

the date as of which any temporary global Security representing Outstanding Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

(19)

the Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, and the extent to which, or the manner in which, any interest payable on a temporary global Security on an Interest Payment Date will be paid if other than in the manner provided in Section 3.04;

(20)

if Securities of the series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(21)	if the Securities of the series are to be issued upon the exercise of warrants or subscription receipts, the time, manner and place for such Securities to be authenticated and delivered;

(22)

whether and under what circumstances the Company will pay Additional Amounts as contemplated by Section 10.05 on the Securities of the series to any Holder which is not a United States person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Securities rather than pay such Additional Amounts (and the terms of any such option);

(23)

if the Securities of the series are to be convertible into or exchangeable for any securities of any Person (including the Company), the terms and conditions upon which such Securities will be so convertible or exchangeable;

(24)	the applicability, if any, of Article 8, Section 10.05 or Sections 11.01 through 11.08 to such Securities;

(25)	if other than The Depositary Trust Company, the Person designated as the Depositary with respect to the Securities of such series;

(26)	provisions as to modification, amendment or variation of any rights or terms attaching to the Securities; and

(26)

any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the series (which terms shall not be inconsistent with the requirements of Trust Indenture Legislation or the provisions of this Indenture).

          All Securities of any one series shall be substantially identical except, in the case of Registered Securities, as to denomination and except as may otherwise be provided in or pursuant to such Board Resolution (subject to Section 3.03) and set forth in such Officers’ Certificate or in any such indenture supplemental hereto. Not all Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Securities of such series.

          If any of the terms of the series are established by action taken pursuant to one or more Board Resolutions, such Board Resolutions shall be delivered to the Trustees at or prior to the delivery of the Officers’ Certificate setting forth the terms of the series.

Section 3.02               Denominations

          The Securities of each series shall be issuable in such denominations as shall be specified as contemplated by Section 3.01. Registered Securities will be issuable in denominations of $2,000 and integral multiples of $1,000 in excess thereof or in such other denominations as may be set out in the terms of the Securities of any particular series.

Section 3.03               Execution, Authentication, Delivery and Dating

          The Securities shall be executed on behalf of the Company by its President, Chief Executive Officer, Chief Financial Officer or Senior Vice President Operations together with the Corporate Secretary of the Company. If two or more persons share such office any one of such persons may. The signature of any of these officers on the Securities may be the manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Securities.

          Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

          At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series, executed by the Company to the applicable Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the applicable Trustee in accordance with such Company Order shall authenticate and deliver such Securities. If not all the Securities of any series are to be issued at one time and if the Board Resolution or supplemental indenture establishing such series shall so permit, such Company Order may set forth procedures acceptable to the Trustees for the issuance of such Securities and determining terms of particular Securities of such series such as interest rate, stated maturity, date of issuance and date from which interest shall accrue.

          In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustees shall be entitled to receive, and (subject to Trust Indenture Legislation and TIA Sections 315(a) through 315(d)) shall be fully protected in relying upon, an Opinion of Counsel stating:

          (a)           that the form or forms of such Securities have been established in conformity with the provisions of this Indenture;

          (b)           that the terms of such Securities have been established in conformity with the provisions of this Indenture;

          (c)           that such Securities, when completed by appropriate insertions and executed and delivered by the Company to the Trustees for authentication in accordance with this Indenture, authenticated and delivered by the Trustees, or either of them, in accordance with this Indenture and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights and to general equitable principles and to such other qualifications as such counsel shall conclude do not materially affect the rights of Holders of such Securities;

          (d)           that all laws and requirements in respect of the execution and delivery by the Company of such Securities and of the supplemental indentures, if any, have been complied with and that authentication and delivery of such Securities and the execution and delivery of the supplemental indentures, if any, by the Trustees will not violate the terms of the Indenture;

          (e)           that the Company has the corporate power to issue such Securities and has duly taken all necessary corporate action with respect to such issuance; and

          (f)           that the issuance of such Securities will not contravene the articles of incorporation or continuance, or such other constating documents then in effect, if any, or bylaws of the Company or result in any violation of any of the terms or provisions of any law or regulation or of any indenture, mortgage or other agreement known to such Counsel by which the Company is bound.

          Notwithstanding the provisions of Section 3.01 and of the preceding two paragraphs, if not all the Securities of any series are to be issued at one time, it shall not be necessary to deliver the Officers’ Certificate otherwise required pursuant to Section 3.01 or the Company Order and Opinion of Counsel otherwise required pursuant to the preceding two paragraphs prior to or at the time of issuance of each Security, but such documents shall be delivered prior to or at the time of issuance of the first Security of such series.

          The Trustees shall not be required to authenticate and deliver any such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustees’ own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustees.

          Each Registered Security shall be dated the date of its authentication.

          No Security shall entitle a Holder to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the U.S. Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustees for cancellation as provided in Section 3.10 together with a written statement (which need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Company, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never entitle a Holder to the benefits of this Indenture.

Section 3.04               Temporary Securities

          Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order, the Trustees, or either of them, shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued, in registered form, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as conclusively evidenced by their execution of such Securities. Such temporary Securities may be in global form.

          If temporary Securities of any series are issued, the Company will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Company shall execute and either Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of the same series of authorized denominations. Until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

Section 3.05                Registration, Registration of Transfer and Exchange

          So long as required by Trust Indenture Legislation, the Company shall cause to be kept at the Corporate Trust Office of the U.S. Trustee a register for each series of Securities (the registers maintained in the Corporate Trust Office of the U.S. Trustee and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the “Central Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of the Holders of Registered Securities and of transfers of Registered Securities. The Central Register shall be in written form or any other form capable of being converted into written form within a reasonable time. At all reasonable times, the Central Register shall be open to inspection by the U.S. Trustee. The Company will cause the particulars of each such issue, exchange or transfer of Securities to be recorded in the Central Register. The Company hereby appoints U.S. Trustee as the Central Registrar and Transfer Agent for the Securities (the “Central Securities Registrar”). If permitted by Trust Indenture Legislation, the Company may appoint a Person other than the Company or a trust corporation registered under the Trust and Loan Companies Act, S.C. 1991, c. 45 as the Central Securities Registrar; provided that, no such removal or replacement shall be effective until a successor Central Security Registrar with respect to such series of Registered Securities shall have been appointed by the Company and shall have accepted such appointment by the Company. In the event that the U.S. Trustee shall not be or shall cease to be the Central Securities Registrar with respect to a series of Securities, it shall have the right to examine the Central Register for such series at all reasonable times. There shall be only one Central Securities Register for such series of Securities.

          The Company may, subject to the consent of the U.S. Trustee, also cause to be maintained a branch register (a “Branch Register”) or Branch Registers of Holders of Securities in accordance with Section 10.02 in the same manner and containing the same information with respect to each entry contained therein as contained in the Central Register. A copy of every entry in a Branch Register shall, promptly after the entry is made, be transmitted to the Central Security Registrar. If there is a conflict between the information contained in the Central Register and the information contained in the Branch Register, the information contained in the Central Register shall prevail. The Central Register together with each Branch Register are collectively referred to herein as the “Security Register”. At all reasonable times, the Security Register shall be open to inspection by the Trustees. The Company may appoint from time to time one or more branch security registrars (“Branch Security Registrars”) and may from time to time rescind any such appointment. The Central Security Registrar together with each Branch Security Registrar are collectively referred to herein as the “Security Registrar”.

          Upon surrender for registration of transfer of any Registered Security of any series at the office or agency in a Place of Payment for that series, the Company shall execute, and the U.S. Trustee upon Company Order shall authenticate and deliver, in the name of the designated transferee, one or more new Registered Securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor.

          At the option of the Holder, Registered Securities of any series may be exchanged for other Registered Securities of the same series, of any authorized denomination and of a like aggregate principal amount, upon surrender of the Registered Securities to be exchanged at such office or agency. Whenever any Registered Securities are so surrendered for exchange, the Company shall execute, and the U.S. Trustee upon Company Order shall authenticate and deliver, the Registered Securities which the Holder making the exchange is entitled to receive. The U.S. Trustee shall update the Register, or, if the U.S. Trustee is not the Authenticating Agent, the U.S. Trustee shall immediately provide a copy of the newly Authenticated Security to the Central Registrar so that the Register may be updated.

          Whenever any Securities are so surrendered for exchange, the Company shall execute, and the U.S. Trustee shall authenticate upon Company Order and deliver, the Securities which the Holder making the exchange is entitled to receive.

          Notwithstanding the foregoing, except as otherwise specified as contemplated by Section 3.01, any permanent global Security shall be exchangeable only as provided in this paragraph. If any beneficial owner of an interest in a permanent global Security is entitled to exchange such interest for Securities of such series and of like tenor and principal amount of another authorized form and denomination, as contemplated by Section 3.01 and provided that any applicable notice provided in the permanent global Security shall have been given to the Company, the U.S. Trustee and the Common Depositary, then without unnecessary delay but in any event not later than the earliest date on which such interest may be so exchanged, the Company shall deliver to the U.S. Trustee definitive Securities in aggregate principal amount equal to the principal amount of such beneficial owner’s interest in such permanent global Security, executed by the Company. On or after the earliest date on which such interests may be so exchanged, such permanent global Security shall be surrendered by the Common Depositary or such other depositary as shall be specified in the Company Order with respect thereto to the U.S. Trustee, as the Company’s agent for such purpose, to be exchanged in whole or from time to time in part, for definitive Securities without charge, and the U.S. Trustee shall authenticate and deliver, in exchange for each portion of such permanent global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such permanent global Security to be exchanged which shall be in the form of Registered Securities. The U.S. Trustee shall promptly provide to the Common Depositary (or other applicable Depositary) a replacement global Security in the aggregate principal amount of the global Security not being so exchanged. The U.S. Trustee shall note the exchange on the register for such Securities. Notwithstanding the foregoing, no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities to be redeemed and ending on the relevant Redemption Date if the Security for which exchange is requested may be among those selected for redemption. If a Registered Security is issued in exchange for any portion of a permanent global Security after the close of business at the office or agency where such exchange occurs on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Registered Security, but will be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such permanent global Security is payable in accordance with the provisions of this Indenture.

          Transfers of global Securities shall be limited to transfers in whole, but not in part, to the Depositary, its successors or their respective nominees. If at any time the Depositary of a series notifies the Company that it is unwilling, unable or no longer qualifies to continue as Depositary of such series or if at any time the Depositary for such series shall no longer be registered or in good standing under the Exchange Act, or other applicable statute or regulation, the Company shall appoint a successor depositary with respect to the Securities for such series. If a successor to the Depositary is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such condition, as the case may be, the Company’s election pursuant to Section 3.01 shall no longer be effective with respect to the Securities for such series and the Company will execute, and the U.S. Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Securities of such series, will authenticate and deliver Securities of such series in definitive, registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the global Security or Securities representing such series in exchange for such global Security or Securities.

          The Company may at any time and in its sole discretion determine that the Securities of any series issued in the form of one or more global Securities shall no longer be represented by such global Security or Securities. In such event the Company will execute, and the U.S. Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Securities of such series, will authenticate and deliver Securities of such series in definitive, registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the global Security or Securities representing such series in exchange for such global Security or Securities.

          Interests of a beneficial owner in global Securities may also be transferred or exchanged for definitive Securities if, after the occurrence of an Event of Default with respect to such Securities, and while such Event of Default is continuing, such owner notifies the Trustees in writing that it wishes to receive a Security in definitive, registered form and provides to the Trustees evidence satisfactory to the Trustees of its ownership interest in such Securities. In such event the Company will execute, and the U.S. Trustee, upon receipt of a Company Order for the authentication and delivery of definitive Securities of such series, will authenticate and deliver Securities of such series in definitive, registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the global Security or Securities representing such series in exchange for such global Security or Securities.

          Upon the exchange of a global Security for Securities in definitive registered form, such global Security shall be cancelled by the U.S. Trustee. Securities issued in exchange for a global Security pursuant to this Section shall be registered in such names and in such authorized denominations as the Depositary for such global Security, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the U.S. Trustee in writing. The U.S. Trustee shall deliver such Securities to the persons in whose names such Securities are so registered.

          All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

          Every Registered Security presented or surrendered for registration of transfer or for exchange shall be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing.

          Any registration of transfer or exchange of Securities may be subject to service charges by the Central Securities Registrar and the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 3.04, Section 10.06, Section 12.07 or Section 14.05 not involving any transfer.

          The Company shall not be required (i) to issue, register the transfer of or exchange Securities of any series in definitive form during a period beginning at the opening of business 15 days before the day of the selection for redemption of Securities of that series under Section 12.03 or Section 13.03 and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security in definitive form so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part, or (iii) to issue, register the transfer of or exchange any Security in definitive form which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

Section 3.06               Mutilated, Destroyed, Lost and Stolen Securities

          If any mutilated Security is surrendered to either Trustee, the Company shall execute and either Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding, appertaining to the surrendered Security, or, in case any such mutilated Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, appertaining to the surrendered Security, pay such Security. If there shall be delivered to the Company and to either Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustees that such Security has been acquired by a protected purchaser (as defined in Article 8 of the UCC), the Company shall execute and upon Company Order either Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security or, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding, appertaining to such destroyed, lost or stolen Security.

          Notwithstanding the provisions of the previous paragraph, in case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

          Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustees) connected therewith.

          Every new Security of any series issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and the Holders of such Security shall be entitled to all the benefits of this Indenture equally and proportionately with the Holders of any and all other Securities of that series duly issued hereunder.

          The provisions of this Section as amended or supplemented pursuant to this Indenture with respect to particular securities or generally are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 3.07	Payment of Principal; Premium; Interest; Interest Rights Preserved; Optional Interest Reset

          (a)           Unless otherwise provided as contemplated by Section 3.01 with respect to any series of Securities, principal of, and premium, if any, and interest, if any, on any Registered Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date or other date in which the principal of, and premium, if any, is payable shall be paid by the Paying Agent to the Person in whose name such Security is registered at the close of business on the Regular Record Date for such principal, premium or interest, as the case may be, at the office or agency of the Company maintained for such purpose pursuant to Section 10.02; provided, however, that each installment of principal of, and premium, if any, and interest, if any, on any Registered Security may at the Company’s option be paid by (i) mailing a check for such interest, payable to or upon the written order of the Person entitled thereto pursuant to Section 3.09, to the address of such Person as it appears on the Security Register or (ii) transfer to an account located in the United States maintained by the payee of a Holder of $2.0 million or more in aggregate principal amount of such Securities (with wire transfer instructions provided to the Trustee not less than 15 days prior to payment of interest by wire transfer).

          Unless otherwise provided as contemplated by Section 3.01, every permanent global Security will provide that interest, if any, payable on any Interest Payment Date will be paid to the Depositary with respect to that portion of such permanent global Security held for its account by the Common Depositary, for the purpose of permitting the Depositary to credit the interest, if any, received by it in respect of such permanent global Security to the accounts of the beneficial owners thereof.

          Any interest on any Registered Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such defaulted interest and, if applicable, interest on such defaulted interest (to the extent lawful) at the rate specified in the Securities of such series (such defaulted interest and, if applicable, interest thereon herein collectively called “Defaulted Interest”) must be paid by the Company as provided for in either clause (1) or (2), at the Company’s election:

(1)

The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Registered Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustees in writing of the amount of Defaulted Interest proposed to be paid on each Registered Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with either Trustee an amount of money in immediately available funds in Dollars equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustees for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustees shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustees of the notice of the proposed payment. The Trustees shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided in Section 1.06, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose name the Registered Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).

(2)

The Company may make payment of any Defaulted Interest on the Registered Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and, upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustees of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustees.

          (b)           The provisions of this Subsection may be made applicable to any series of Securities pursuant to Section 3.01 (with such modifications, additions or substitutions as may be specified pursuant to such Section 3.01) . The interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) on any Security of such series may be reset by the Company on the date or dates specified on the face of such Security (each an “Optional Reset Date”). The Company may exercise such option with respect to such Security by notifying the Trustees of such exercise at least 50 but not more than 60 days prior to an Optional Reset Date for such Security. Not later than 40 days prior to each Optional Reset Date, the Trustees shall transmit, in the manner provided for in Section 1.06, to the Holder of any such Security a notice (the “Reset Notice”) indicating whether the Company has elected to reset the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable), and if so (i) such new interest rate (or such new spread or spread multiplier, if applicable) and (ii) the provisions, if any, for redemption during the period from such Optional Reset Date to the next Optional Reset Date or if there is no such next Optional Reset Date, to the Stated Maturity Date of such Security (each such period a “Subsequent Interest Period”), including the date or dates on which or the period or periods during which and the price or prices at which such redemption may occur during the Subsequent Interest Period.

          Notwithstanding the foregoing, not later than 20 days prior to the Optional Reset Date, the Company may, at its option, revoke the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) provided for in the Reset Notice and establish an interest rate (or the spread or spread multiplier, if applicable) that is higher than the interest rate (or the spread or spread multiplier, if applicable) provided for in the Reset Notice, for the Subsequent Interest Period by causing the Trustees to transmit, in the manner provided for in Section 1.06, notice of such higher interest rate (or such higher spread or spread multiplier, if applicable) to the Holder of such Security. Such notice shall be irrevocable. All Securities with respect to which the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) is reset on an Optional Reset Date, and with respect to which the Holders of such Securities have not tendered such Securities for repayment (or have validly revoked any such tender) pursuant to the next succeeding paragraph, will bear such higher interest rate (or such higher spread or spread multiplier, if applicable).

          The Holder of any such Security will have the option to elect repayment by the Company of the principal of such Security on each Optional Reset Date at a price equal to the principal amount thereof plus interest accrued to such Optional Reset Date. In order to obtain repayment on an Optional Reset Date, the Holder must follow the procedures set forth in Article Thirteen for repayment at the option of Holders except that the period for delivery or notification to the Trustees shall be at least 25 but not more than 35 days prior to such Optional Reset Date and except that, if the Holder has tendered any Security for repayment pursuant to the Reset Notice, the Holder may, by written notice to the Trustees, revoke such tender or repayment until the close of business on the tenth day before such Optional Reset Date.

          Subject to the foregoing provisions of this Section and Section 3.05, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 3.08               Optional Extension of Stated Maturity

          The provisions of this Section 3.08 may be made applicable to any series of Securities pursuant to Section 3.01 (with such modifications, additions or substitutions as may be specified pursuant to such Section 3.01) . The Stated Maturity of any Security of such series may be extended at the option of the Company for the period or periods specified on the face of such Security (each an “Extension Period”) up to but not beyond the date (the “Final Maturity”) set forth on the face of such Security. The Company may exercise such option with respect to any Security by notifying the Trustees in writing of such exercise at least 50 but not more than 60 days prior to the Stated Maturity of such Security in effect prior to the exercise of such option (the “Original Stated Maturity”) and the Company shall provide the Trustees with the information required for such Extension Notice (as defined below). If the Company exercises such option, the Trustees shall transmit, in the manner provided for in Section 1.06, to the Holder of such Security not later than 40 days prior to the Original Stated Maturity a notice (the “Extension Notice”) indicating (i) the election of the Company to extend the Stated Maturity, (ii) the new Stated Maturity, (iii) the interest rate, if any, applicable to the Extension Period and (iv) the provisions, if any, for redemption during such Extension Period. Upon the Trustees’ transmittal of the Extension Notice, the Stated Maturity of such Security shall be extended automatically and, except as modified by the Extension Notice and as described in the next paragraph, such Security will have the same terms as prior to the transmittal of such Extension Notice.

         Notwithstanding the foregoing, not later than 20 days before the Original Stated Maturity of such Security, the Company may, at its option, upon one Business Day’s written notice to the Trustee, revoke the interest rate provided for in the Extension Notice and establish a higher interest rate for the Extension Period by causing the Trustees to transmit, in the manner provided for in Section 1.06, notice of such higher interest rate to the Holder of such Security. Such notice shall be irrevocable. All Securities with respect to which the Stated Maturity is extended will bear such higher interest rate.

          If the Company extends the Maturity of any Security, the Holder will have the option to elect repayment of such Security by the Company on the original Stated Maturity at a price equal to the principal amount thereof, plus interest accrued to such date. In order to obtain repayment on the Original Stated Maturity once the Company has extended the Maturity thereof, the Holder must follow the procedures set forth in Article Thirteen for repayment at the option of Holders, except that the period for delivery or notification to the Trustees shall be at least 25 but not more than 35 days prior to the Original Stated Maturity and except that, if the Holder has tendered any Security for repayment pursuant to an Extension Notice, the Holder may by written notice to the Trustees revoke such tender for repayment until the close of business on the tenth day before the Original Stated Maturity.

Section 3.09               Persons Deemed Owners

          Prior to due presentment of a Registered Security for registration of transfer, the Company, the Trustees and any agent of the Company or the Trustees may treat the Person in whose name such Registered Security is registered as the owner of such Registered Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 3.05 and Section 3.07) interest, if any, on such Security and for all other purposes whatsoever (other than the payment of Additional Amounts, if any), whether or not such Security be overdue, and none of the Company, the Trustees or any agent of the Company or the Trustees shall be affected by notice to the contrary.

          The Depositary for Securities may be treated by the Company, the Trustee, and any agent of the Company or the Trustee as the owner of such global Security for all purposes whatsoever (other than the payment of Additional Amounts, if any). None of the Company, the Trustees, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

          Notwithstanding the foregoing, with respect to any global Security, nothing herein shall prevent the Company, the Trustees, or any agent of the Company or the Trustees, from giving effect to any written certification, proxy or other authorization furnished by any depositary, as a Holder, with respect to such global Security or impair, as between such depositary and owners of beneficial interests in such global Security, the operation of customary practices governing the exercise of the rights of such depositary (or its nominee) as Holder of such global Security.

Section 3.10               Cancellation

          All Securities surrendered for payment, redemption, repayment at the option of the Holder, registration of transfer or exchange or for credit against any current or future sinking fund payment shall, if surrendered to any Person other than a Trustee, be delivered to a Trustee. All securities so delivered to either Trustee shall be promptly cancelled by it. The Company may at any time deliver to either Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to either Trustee (or to any other Person for delivery to such Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by such Trustee. If the Company shall so acquire any of the Securities, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are surrendered to a Trustee for cancellation. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by a Trustee shall be disposed of by such Trustee in accordance with its customary procedures and certification of their disposal delivered to the Company unless by Company Order the Company shall direct that cancelled Securities be returned to it.

Section 3.11               Computation of Interest

          Except as otherwise specified as contemplated by Section 3.01 with respect to any Securities, interest, if any, on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 3.12                Interest Act (Canada)

          Solely for the purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which interest for a period less than one year is equivalent is such rate of interest multiplied by the actual number of days in the applicable calendar year and divided by 360 or such other applicable period of time.

ARTICLE FOUR
SATISFACTION AND DISCHARGE

Section 4.01                Satisfaction and Discharge of Indenture

          This Indenture shall upon Company Request cease to be of further effect with respect to any series of Securities specified in such Company Request (except as to any surviving rights of registration of transfer or exchange of Securities of such series expressly provided for herein or pursuant hereto and any right to receive Additional Amounts as contemplated by Section 10.05) and the surviving rights of the Trustees to reimbursement and indemnification and the Trustees, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such series when

          (1)           either

          (a)           all Securities of such series theretofore authenticated and delivered (other than (i) Securities of such series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.06 and (ii) Securities of such series for whose payment money has theretofore been deposited in trust with either Trustee or any Paying Agent or segregated and held in trust by the Company and thereafter repaid to the Company, as provided in Section 11.03) have been delivered to either Trustee for cancellation; or

          (b)           all Securities of such series not theretofore delivered to either Trustee for cancellation

(i)	have become due and payable, or

(ii)	will become due and payable at their Stated Maturity within one year, or

(iii)

if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustees for the giving of notice of redemption by the Trustees in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with either Trustee as trust funds in trust for such purpose an amount in Dollars sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to such Trustee for cancellation, for principal (and premium, if any), interest, if any, and Additional Amounts, if any, to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)	the Company has paid or caused to be paid all other amounts payable hereunder by the Company; and

(3)

the Company has delivered to the Trustees an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.

          Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustees under Section 6.07, the obligations of the Trustees to any Authenticating Agent under Section 6.12 and, if money shall have been deposited with the Trustees pursuant to subclause (b) of clause (1) of this Section, the obligations of the Trustees under Section 4.02 and the last paragraph of Section 10.03 shall survive.

Section 4.02               Application of Trust Money

          Subject to the provisions of the last paragraph of Section 10.03, all money deposited with the Trustees pursuant to Section 4.01 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustees may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest, if any, for whose payment such money has been deposited with the Trustees; but such money need not be segregated from other funds except to the extent required by law.

ARTICLE FIVE
REMEDIES

Section 5.01               Events of Default

          “Event of Default”, wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless such event is specifically deleted or modified in or pursuant to a supplemental indenture, Board Resolution or Officers’ Certificate establishing the terms of such series pursuant to Section 3.01 of this Indenture:

(1)

default in the payment of any interest (including Additional Amounts) due on any Security of that series (including Additional Amounts), when such interest becomes due and payable, and continuance of such default for a period of 30 days; or

(2)	default in the payment of the principal (or premium, if any), or any Additional Amounts, in respect of any Security of that series at its Maturity; or

(3)	default in the deposit of any sinking fund or analogous payment when due by the terms of any Security of that series and Article Twelve; or

(4)

default in the performance, or breach, of any covenant or agreement of the Company in this Indenture which affects or is applicable to the Securities of that series, and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustees or to the Company and the Trustees by the Holders of at least 25% in principal amount of all Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(5)

the entry of a decree or order by a court having jurisdiction in the premises adjudging the Company bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under or subject to the U.S. Federal Bankruptcy Code or any other federal, provincial, state or foreign bankruptcy, insolvency or analogous laws, or the issuance of a sequestration order or the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or in receipt of any substantial part of the property of the Company, and any such decree, order or appointment continues unstayed and in effect for a period of 90 consecutive days; or

(6)

the institution by the Company of proceedings to be adjudicated bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under or subject to the U.S. Federal Bankruptcy Code or any other federal, provincial, state or foreign bankruptcy, insolvency or analogous laws or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of a general assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due or the taking by it of corporate action in furtherance of any of the aforesaid purposes;

(7)

except as permitted by this Indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Guarantee;

(8)	any other Event of Default provided with respect to Securities of that series.

Section 5.02                Acceleration of Maturity; Rescission and Annulment

          If an Event of Default described in clause (1), (2), (3), (4), (7) or (8) of Section 5.01 with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case, either Trustee if it has written notice or actual knowledge of such Event of Default or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series, may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Securities of that series and all interest thereon to be due and payable immediately, by a notice in writing to the Company (and to the Trustees if given by Holders), and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable. If an Event of Default specified in Section 5.01(5) or 5.01(6) occurs and is continuing, then the principal amount of all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustees or any Holder.

          At any time after such a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained by either Trustee as hereinafter provided in this Article, the Holders of a majority in principal amount of the Outstanding Securities of that series (or of all series, as the case may be), by written notice to the Company and the Trustees, may rescind and annul such declaration and its consequences if

(1)	the Company has paid or deposited with either Trustee a sum sufficient to pay in Dollars,

	(a)	all overdue interest, if any, on all Outstanding Securities of that series (or of all series, as the case may be),

(b)

all unpaid principal of (and premium, if any, on) any Outstanding Securities of that series (or of all series, as the case may be) which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal (and premium, if any) at the rate or rates prescribed therefor in such Securities,

	(c)	to the extent that payment of such interest is legally enforceable, interest on overdue interest at the rate or rates prescribed therefor in such Securities, and

	(d)	all sums paid or advanced by the Trustees hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustees, their agents and counsel; and

(2)

all Events of Default with respect to Securities of that series (or of all series, as the case may be), other than the non-payment of amounts of principal of (or premium, if any, on) or interest on Securities of that series (or of all series, as the case may be) which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

          No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 5.03                Collection of Debt and Suits for Enforcement by Trustees

          The Company covenants that if

(1)	default is made in the payment of any installment of interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or

(2)	default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof,

then the Company will, upon demand of the U.S. Trustee, pay to the U.S. Trustee for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest, if any, and interest on any overdue principal (and premium, if any) and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustees, their agents and counsel.

          If the Company fails to pay such amounts forthwith upon such demand, each of the Trustees, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon such Securities, wherever situated.

          If an Event of Default with respect to Securities of any series (or of all series, as the case may be) occurs and is continuing, either Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series (or of all series, as the case may be) by such appropriate judicial proceedings as such Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 5.04               Trustees May File Proofs of Claim

          In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Securities or the property of the Company or of such other obligor or their creditors, each Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether either Trustee shall have made any demand on the Company for the payment of overdue principal, premium, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(i)

to file and prove a claim for the whole amount of principal (and premium, if any), or such portion of the principal amount of any series of Original Issue Discount Securities or Indexed Securities as may be specified in the terms of such series, and interest, if any, owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of such Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of such Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(ii)	to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to such Trustee and, in the event that such Trustee shall consent to the making of such payments directly to the Holders, to pay to such Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of each Trustee, its agents and counsel, and any other amounts due to such Trustee under Section 6.07.

          Nothing herein contained shall be deemed to authorize the Trustees to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustees to vote in respect of the claim of any Holder in any such proceeding.

Section 5.05                Trustees May Enforce Claims Without Possession of Securities

          All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustees without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by a Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of such Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 5.06               Application of Money Collected

          Any money collected by a Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustees and, in case of the distribution of such money on account or principal (or premium, if any) or interest, if any, upon presentation of the Securities, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

First:	to the payment of all amounts due the Trustees under this Article Five and Section 6.07;

Second:

to the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest, if any, on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal (and premium, if any) and interest, if any, respectively; and

Third:	the balance, if any, to the Person or Persons entitled thereto.

Section 5.07                Limitation on Suits

          No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1)	such Holder has previously given written notice to the Trustees of a continuing Event of Default with respect to the Securities of that series;

(2)

the Holders of not less than 25% in principal amount of the Outstanding Securities of that series in the case of any Event of Default described in clause (1), (2), (3), (4), (7) or (8) of Section 5.01, or, in the case of any Event of Default described in clause (5) or (6) of Section 5.01, the Holders of not less than 25% in principal amount of all Outstanding Securities, shall have made written request to the Trustees to institute proceedings in respect of such Event of Default in their own names as Trustees hereunder;

(3)	such Holder or Holders have offered to the Trustees security or indemnity satisfactory to them against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)	the Trustees for 60 days after their receipt of such notice, request and offer of seurity or indemnity have failed to institute any such proceeding; and

(5)

no direction inconsistent with such written request has been given to the Trustees during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding Securities of that series in the case of any Event of Default described in clause (1), (2), (3), (4), (7) or (8) of Section 5.01, or in the case of any Event of Default described in clause (5) or (6) of Section 5.01, by the Holders of a majority or more in principal amount of all Outstanding Securities;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Securities of the same series, in the case of any Event of Default described in clause (1), (2), (3), (4), (7) or (8) of Section 5.01, or of Holders of all Securities in the case of any Event of Default described in clause (5) or (6) of Section 5.01, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Securities of the same series, in the case of any Event of Default described in clause (1), (2), (3), (4), (7), or (8) of Section 5.01, or of Holders of all Securities in the case of any Event of Default described in clause (5) or (6) of Section 5.01.

Section 5.08	Unconditional Right of Holders to Receive Principal, Premium and Interest

          Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article Thirteen) and in such Security, of the principal of (and premium, if any) and (subject to Section 3.07) interest, if any, on, such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and subject to the limitations on a Holder’s ability to institute suit contained Section 5.07, to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 5.09               Restoration of Rights and Remedies

          If either Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to such Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustees and the Holders of Securities shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustees and the Holders shall continue as though no such proceeding had been instituted.

Section 5.10               Rights and Remedies Cumulative

          Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.06, no right or remedy herein conferred upon or reserved to the Trustees or to the Holders of Securities is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.11               Delay or Omission Not Waiver

          No delay or omission of the Trustees or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustees or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustees or by the Holders, as the case may be.

Section 5.12               Control by Holders

          With respect to the Securities of any series, the Holders of not less than a majority in principal amount of the Outstanding Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred on the Trustees, relating to or arising under clause (1), (2), (3), (4), (7) or (8) of Section 5.01, and, with respect to all Securities, the Holders of not less than a majority in principal amount of all Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred on the Trustees, not relating to or arising under clause (1), (2), (3), (4), (7) or (8) of Section 5.01, provided that in each case

(1)	such direction shall not be in conflict with any rule of law or with this Indenture,

(2)	the Trustees may take any other action deemed proper by the Trustees which is not inconsistent with such direction, and

(3)	the Trustees need not take any action which might involve them in personal liability or be unjustly prejudicial to the Holders of Securities of such series not consenting.

          Prior to taking any action under this Indenture, the Trustees shall be entitled to security or indemnity satisfactory to them in their sole discretion against all losses and expenses caused by taking or not taking such action.

Section 5.13               Waiver of Past Defaults

          Subject to Section 5.02, the Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default described in clause (1), (2), (3), (4), (7) or (8) of Section 5.01 (or, in the case of a default described in clause (5) or (6) of Section 5.01, the Holders of not less than a majority in principal amount of all Outstanding Securities may waive any such past default), and its consequences, except a default

(1)	in respect of the payment of the principal of (or premium, if any) or interest, if any, on any Security, or

(2)	in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each outstanding Security of such series affected.

          Upon any such waiver, any such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

Section 5.14               Waiver of Stay or Extension Laws

          The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustees, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 5.15               Undertaking for Costs

          In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against either Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in Trust Indenture Legislation; provided, however, that neither this Section nor the provisions of Section 315(e) of the Trust Indenture Act shall apply to any suit instituted by either Trustee or by any Holder or group of Holders holding more than 10% in principal amount of all Outstanding Securities or by any Holder of any Security on any suit for the enforcement of the right to receive the principal of and interest (including any Additional Amounts) on any such Securities.

ARTICLE SIX
THE TRUSTEES

Section 6.01               Notice of Defaults

          Within a reasonable time, but no more than 30 days after the U.S. Trustee has knowledge of any Default hereunder with respect to the Securities of any series, the U.S. Trustee shall transmit in the manner and to the extent provided in Trust Indenture Legislation, including TIA Section 313(c), notice to the Holders of such Default hereunder known to either Trustee, unless such Default shall have been cured or waived (and, in the case where such Default shall have been cured, the U.S. Trustee shall notify the Holders of such cure in writing within a reasonable time, but not exceeding 30 days, after the U.S. Trustee has become aware that the Default has been cured); provided, however, that, except in the case of a Default in the payment of the principal of (or premium, if any) or interest, if any, on any Security of such series or in the payment of any sinking fund installment with respect to Securities of such series, the U.S. Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the U.S. Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Securities of such series and so advises the Company in writing; and provided further that in the case of any Default of the character specified in Section 5.01(3) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof.

Section 6.02               Certain Duties and Responsibilities of Trustees

          (a)           If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

          (b)           The Trustees, prior to the occurrence of an Event of Default and after the curing of all Events of Default that may have occurred, shall undertake to perform with respect to the Securities of any series such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants shall be read into this Indenture against the Trustees.

          (c)           No provision of this Indenture shall be construed to relieve each Trustee from liability for its own negligent actions or negligent failure to act, except that:

(i)	prior to the occurrence of an Event of Default and after the curing or waiving of all such Events of Default that may have occurred:

(A)

the duties and obligations of each Trustee with respect to the Securities of any series shall be determined solely by the express provisions of this Indenture, and the Trustees shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustees; and

(B)

in the absence of bad faith on the part of either Trustee, such Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustees and conforming to the requirements of this Indenture and Trust Indenture Legislation; but in the case of any such certificates or opinions that by any provision hereof are specifically required to be furnished to the Trustees, the Trustees shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Indenture; provided, however, the Canadian Co-Trustee shall not be required to determine whether the certificates or opinions presented to it conform to the TIA and the U.S. Trustee shall not be required to determine whether the certificates or opinions presented to it conform to Canadian Trust Indenture Legislation.

(ii)

the Trustees shall not be liable with respect to any action taken or omitted to be taken by them in good faith in accordance with the direction of the Holders of not less than a majority in principal amount of the Securities of any series at the time Outstanding relating to the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred upon the Trustees under this Indenture;

(iii)

none of the provisions contained in this Indenture shall require either Trustee to expend or risk their own funds or otherwise incur personal or any financial liability in the performance of any of their duties or in the exercise of any of their rights or powers; and

(iv)

whether or not therein expressly so provided, except to the extent expressly provided herein to the contrary, every provision of this Indenture relating to the conduct or effecting the liability or affording protection to the Trustees shall be subject to the provisions of this Section.

Section 6.03                Certain Rights of Trustees

          Subject to the provisions of TIA Sections 315(a) through 315(d):

(1)

the Trustees may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties;

(2)

any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(3)

whenever in the administration of this Indenture the Trustees shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, each Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate;

(4)

the Trustees may consult with counsel and the written advice of such counsel or any opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by them hereunder in good faith and in reliance thereon;

(5)

the Trustees shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities of any series pursuant to this Indenture, unless such Holders shall have offered to the Trustees security or indemnity satisfactory to them against the costs, expenses and liabilities which might be incurred by them in compliance with such request or direction;

(6)

the Trustees shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustees, in their discretion, may make such further inquiry or investigation into such facts or matters as they may see fit, and, if the Trustees shall determine to make such further inquiry or investigation, they shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(7)

the Trustees may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustees shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by them hereunder; and

(8)

the Trustees shall not be liable for any action taken, suffered or omitted by them in good faith and believed by them to be authorized or within the discretion or rights or powers conferred upon them by this Indenture;

(9)

the Trustee shall not be deemed to have or charged with knowledge of any default or Event of Default under this Indenture or with respect to the Securities for which it is acting as Trustee unless (a) a Responsible Officer of the Trustee shall have actual knowledge of such default or Event of Default or (b) written notice of such default or Event of Default shall have been given to the Trustee by the Company or any other obligor on such Securities or by an Holder of such Securities and such notice refers to the Securities and this Indenture;

(10)

the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder;

(11)

anything in this Indenture to the contrary notwithstanding, in no event shall the Trustee be liable under or in connection with this Indenture or the Securities for indirect, special, incidental, punitive or consequential losses or damages of any kind whatsoever, including but not limited to lost profits, whether or not foreseeable, even if the Trustee has been advised of the possibility thereof and regardless of the form of action in which such damages are sought;

(12)	the permissive rights of the Trustee enumerated herein shall not be construed as duties;

(13)

the Trustee may request that the Company or the Subsidiary Guarantors deliver an Officer's Certificate setting forth the name of the individuals and/or titles of Officers authorized at such time to take specific actions pursuant to this Indenture, which Officer's Certificate may be signed by any person authorized to sign an Officer's Certificate, including any person specified as so authorized in any such Officer's Certificate previously delivered and not superseded;

(14)

before the Trustee acts or refrains from acting, it may require an Officer's Certificate or an Opinion of Counsel, or both as applicable, and the Trustee shall not be liable for any action it takes, suffers or omits to take in good faith in reliance on such Officer's Certificate or Opinion of Counsel;

(15)

the Trustee shall have no duty to see to any recording, filing or depositing of this Indenture or any agreement referred to herein or any financing statement or continuation statement evidencing a security interest, or to see to the maintenance of any such recording or filing or depositing or to any re-recording, refiling or redepositing of any thereof;

(16)

neither the Trustee nor any clearing system through which the Securities are traded shall have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance, with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this indenture or under applicable law or regulation with respect of any transfer, exchange, redemption, purchase or repurchase, as applicable, of interest in any Security;

(17)	the Trustee is not required to give any bond or performance of its duties or the exercise of its powers under this Indenture; and

(18)

delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee's receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates or Opinions of Counsel, as applicable).

Section 6.04                Trustees Not Responsible for Recitals or Issuance of Securities

          The recitals contained herein and in the Securities, except for a Trustee’s certificates of authentication, shall be taken as the statements of the Company, and neither Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustees make no representations as to the validity or sufficiency of this Indenture, the Guarantees or of the Securities, except that the Trustees represent that they are duly authorized to execute and deliver this Indenture, authenticate the Securities and perform their obligations hereunder and that the statements made by the U.S. Trustee in a Statement of Eligibility on Form T-1 supplied to the Company are true and accurate, subject to the qualifications set forth therein. Neither Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof. Nothing herein contained will impose on either Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any supplemental indenture. The Trustees shall not be bound to give notice to any person of the execution hereof.

Section 6.05               May Hold Securities

          The Trustees or any their Affiliates, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company or of the Trustees, in their individual or any other capacity, may become the owner or pledgee of Securities and, subject to TIA Sections 310(b) and 311, may otherwise deal with the Company, including, without limitation, as a creditor of the Company, with the same rights they would have if they were not Trustees, Authenticating Agent, Paying Agent, Security Registrar or such other agent. The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee that has resigned or was removed shall remain subject to TIA Section 311(a) to the extent provided therein.

Section 6.06               Money Held in Trust

          Money held by the Trustees in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustees shall be under no liability for interest on any money received by them hereunder except as otherwise agreed with the Company.

Section 6.07               Compensation and Reimbursement

          The Company agrees:

(1)

to pay to the Trustees from time to time reasonable compensation for all services rendered by them hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust); any invoices which remain outstanding for 30 days following the date of invoice shall accrue interest at the then current rate of interest charged by the Trustees to their corporate clients;

(2)

to reimburse the Trustees upon their request for all reasonable expenses, disbursements and advances incurred or made by the Trustees in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of their agents and counsel), except any such expense, disbursement or advance as may be attributable to the U.S. Trustee’s negligence, bad faith or willful misconduct or the Canadian Co-Trustee’s negligence, bad faith or willful misconduct, respectively; and

(3)

to indemnify the Trustees for, and to hold them and their directors, officers, agents, representatives, successors, assigns and employees harmless against, any loss, liability, claim or expense incurred without negligence, bad faith or willful misconduct on the part of the U.S. Trustee, or negligence, bad faith or willful misconduct on the part of the Canadian Co-Trustee, respectively, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including reasonable attorneys’ fees and other reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their powers or duties hereunder.

          The obligations of the Company under this Section to compensate the Trustees, to pay or reimburse the Trustees for expenses, disbursements and advances and to indemnify and hold harmless the Trustees shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee. As security for the performance of such obligations of the Company, the Trustees shall have a claim prior to the Securities upon all property and funds held or collected by the Trustees as such, except funds held in trust for the payment of principal of (or premium, if any) or interest, if any, on particular Securities.

          When the Trustees incur expenses or render services in connection with an Event of Default specified in Section 5.01(5) or (6), the expenses (including reasonable charges and expense of its counsel) of and the compensation for such services are intended to constitute expenses of administration under any applicable U.S. or Canadian federal, state or provincial bankruptcy, insolvency or other similar law.

          The provisions of this Section shall survive the termination of this Indenture.

Section 6.08                Corporate Trustees Required; Eligibility

(1)

There shall be at all times a U.S. Trustee hereunder which shall be eligible to act as Trustee under TIA Section 310(a)(1) and, together with its immediate parent, shall have a combined capital and surplus of at least $50,000,000. If the U.S. Trustee publishes reports of condition at least annually, pursuant to law or to the requirements of U.S. federal, state, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of U.S. Trustee shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the U.S. Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

(2)

For so long as required by Trust Indenture Legislation, there shall be a Canadian Co-Trustee under this Indenture. The Canadian Co-Trustee shall at all times be a resident, authorized to do business in the Province of British Columbia or authorized to carry on trust business under the Financial Institutions Act (British Columbia) and any other province in Canada where Holders may be resident from time to time. The Canadian Co-Trustee represents and warrants that no material conflict of interest exists in the Canadian Co-Trustee’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder. If any such material conflict of interests exists or hereafter shall exist, the validity and enforceability of this Indenture shall not be affected in any manner whatsoever by reason thereof or the removal or resignation of the Trustees.

(3)	The Trustees will not be required to give any bond or security in respect of the execution of the trusts and powers set out in this Indenture or otherwise in respect of the premises.

(4)	Neither Trustee nor any Affiliate of either Trustee shall be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

(5)	Neither the Company nor any Affiliate of the Company may serve as Trustee.

Section 6.09                Resignation and Removal; Appointment of Successor

(1)

No resignation or removal of either Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.10.

(2)

Either Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 6.10 shall not have been delivered to such Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(3)

Either Trustee may be removed following thirty days notice with respect to the Securities of any series by Act of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series, delivered to such Trustee and to the Company.

(4)	If at any time:

	(i)	the U.S. Trustee or any of its Affiliates shall acquire any conflicting interest as defined in TIA Section 310(b) and fail to comply with the provisions of TIA Section 310(b)(i), or

(ii)

the U.S. Trustee shall fail to comply with the provisions of TIA Section 310(b) after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(iii)

either Trustee shall cease to be eligible under Section 7.08 and shall fail to resign after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(iv)

the U.S. Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of such Trustee or of its property shall be appointed or any public officer shall take charge or control of such Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (a) the Company, by a Board Resolution, may remove such Trustee with respect to all Securities, or (b) subject to TIA Section 315(e), any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of such Trustee with respect to all Securities of such series and the appointment of a successor Trustee or Trustees. Provided, however, in the case of paragraph (4)(i) of this Section, the Trustee must eliminate such conflicting interest within 90 days, apply to the Commission for permission to continue as Trustee or resign. In addition, under the Business Corporations Act (British Columbia), if either Trustee becomes aware that a material conflict of interest exists between its role as Trustee and its role in any other capacity, it must, within 3 months after becoming aware that such material conflict of interest exists, eliminate that conflict of interest or resign as Trustee.

(5)

If either Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the U.S. Trustee or the Canadian Co-Trustee for any cause, with respect to the Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series) provided, however, that the Company shall not be required to appoint a successor Trustee to the Canadian Co-Trustee if the Canadian Co-Trustee resigns or is removed and a Canadian Co-Trustee under this Indenture is no longer required under Trust Indenture Legislation. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(6)

The Company shall give notice of each resignation and each removal of a Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to the Holders of Securities of such series in the manner provided for in Section 1.06. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

(7)

If a Canadian Co-Trustee under this Indenture is no longer required by Trust Indenture Legislation, then the Company by a Board Resolution may remove the Canadian Co-Trustee after giving 30 days notice.

Section 6.10               Acceptance of Appointment by Successor

(1)

In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of all amounts due and payable to it hereunder, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(2)

Upon reasonable request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in paragraph (1) of this Section.

(3)	No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 6.11                Merger, Conversion, Consolidation or Succession to Business

          Any corporation into which either Trustee or its corporate trust business may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which either Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of either Trustee, shall be the successor of such Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by a Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities. In case any of the Securities shall not have been authenticated by such predecessor Trustee, any successor Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of such Trustee; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 6.12               Appointment of Authenticating Agent

          At any time when any of the Securities remain outstanding, the U.S. Trustee may appoint an Authenticating Agent or Agents, with respect to one or more series of Securities which shall be authorized to act on behalf of the U.S. Trustee to authenticate Securities of such series and the U.S. Trustee shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 1.06. Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the U.S. Trustee hereunder. Any such appointment shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustees, and a copy of such instrument shall be promptly furnished to the Company.

Wherever reference is made in this Indenture to the authentication and delivery of Securities by the U.S. Trustee or the U.S. Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the U.S. Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the U.S. Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by U.S. federal or state authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

          Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustees or the Authenticating Agent.

          An Authenticating Agent may resign at any time by giving written notice thereof to the U.S. Trustee and to the Company. The U.S. Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the U.S. Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 1.06. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

          The U.S. Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the U.S. Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 6.07.

          If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the U.S. Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

(Certificate of Authentication may be executed by the U.S. Trustee)

          •, as U.S. Trustee, certifies that this is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

          Dated: ____________

•,
as U.S. Trustee

By:  __________________________________________
                                  As Authenticating Agent

By:  __________________________________________
                                        Authorized Officer

Section 6.13                Other Rights of Trustees

          Each Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, either Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should either Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to all parties provided (i) that such Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to such Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

          The Canadian Co-Trustee hereto acknowledges that Canadian federal and provincial legislation addressing the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, the Canadian Co-Trustee shall not take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company, prior to transferring, or causing to be transferred, personal information to the Canadian Co-Trustee, shall obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have been previously given and can be relied on or are not required under Privacy Laws. The Canadian Co-Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Canadian Co-Trustee agrees to (i) maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (ii) use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent and direction of the Company; (iii) not sell or otherwise improperly disclose personal information to any third party; and (iv) use employee administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

          It is expressly acknowledged and agreed that the Canadian Co-Trustee may, in the course of providing services hereunder, collect or receive, use and disclose financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Indenture and other services that may be requested from time to time;

(ii)	to help the Canadian Co-Trustee manage its servicing relationships with such individuals;

(iii)	to meet the Canadian Co-Trustee’s legal and regulatory requirements; and

(iv)	if social insurance numbers are collected by the Canadian Co-Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

          Notwithstanding anything to the contrary herein, the Company and the Trustees may, without liability, disclose information about the Holders and Beneficial Owners or Potential Holders or Beneficial Owners of the Securities pursuant to subpoena or other order issued by a court of competent jurisdiction or when otherwise required by applicable law.

          Unless otherwise notified, the Trustees shall be entitled to assume that all payments have been made by the Company as required under this Indenture.

          The Trustees may assume for the purposes of this Indenture that any address on the register of the Holders of the Securities is the holder’s actual address and is also determinative as to residency.

          The Trustees shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Securities provided such issue, exercise or transfer, as the case may be, is effected in accordance with the terms of this Indenture. The Trustees shall be entitled to process all transfers of Securities upon the presumption that such transfers are permissible pursuant to all applicable laws and regulatory requirements. The Trustees shall have no obligation to ensure that legends appearing on the Securities certificates comply with regulatory requirements or securities laws of any applicable jurisdiction.

          Except as provided in this Indenture, the Trustees shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Indenture; such document must not require the exercise of any discretion or independent judgment.

          Each Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be holders, subject to all the terms and conditions herein set forth.

Section 6.14               Third Party Interests

          Each party to this Indenture hereby represents to each Trustee that any account to be opened by, or interest to held by the Trustees in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in each Trustee's prescribed form as to the particulars of such third party.

Section 6.15               Force Majeure

          In no event shall the Trustees be responsible or liable for any failure or delay in the performance of their obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of god, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.

Section 6.16               Appointment of Co-Trustee

          It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in case of the enforcement thereof on default, or in the case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an individual or institution as a separate or co trustee. The following provisions of this Section are adopted to these ends.

          In the event that the Trustee appoints an additional individual or institution as a separate or co trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co trustee but only to the extent necessary to enable such separate or co trustee to exercise such powers, rights and remedies, and only to the extent that the Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights and remedies and every covenant and obligation necessary to the exercise thereof by such separate or co trustee shall run to and be enforceable by either of them.

          Should any instrument in writing from the Company be required by the separate or co trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Company; provided, that if an Event of Default shall have occurred and be continuing, if the Company does not execute any such instrument within fifteen (15) days after request therefor, the Trustee shall be empowered as an attorney-in-fact for the Company to execute any such instrument in the Company’s name and stead. In case any separate or co trustee or a successor to either shall die, become incapable of acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate or co trustee.

          Every separate trustee and co trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

          (1)      all rights and powers, conferred or imposed upon the Trustee shall be conferred or imposed upon and may be exercised or performed by such separate trustee or co-trustee; and

          (2)      no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder.

          Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co trustee shall refer to this Indenture and the conditions of this Article.

          Any separate trustee or co trustee may at any time appoint the Trustee as its agent or attorney-in- fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

Section 6.17               USA PATRIOT Act Compliance

          The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act of 2001, The Bank of New York Mellon is required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account. The Company and the Subsidiary Guarantors agree that it will provide The Bank of New York Mellon with such information as it may request in order for The Bank of New York Mellon to satisfy the applicable requirements of the USA PATRIOT Act of 2001.

Section 6.18               Currency Indemnity to the Trustee

          If an amount in connection with this Indenture is received by the Trustee in a currency other than the currency in which the amount is due for any reason under the Securities (the “Convertible Amount”), then the Company and Subsidiary Guarantors shall indemnify the Trustee against:

          (a) any difference arising from converting the Convertible Amount into the currency in which it is due for any reason under the Securities; and

          (b) the costs, fees, taxes, charges, levies, liabilities and expenses (including without limitation those incurred in connection with advisers) of conversion.

          The Company and the Subsidiary Guarantors agree to pay amounts under this indemnity on demand from the Trustee. The Trustee will have no obligation to investigate whether the conversion rate offered to it at the time of conversion of the Convertible Amount is the best market rate and will have no liability whatsoever in connection with the conversion.

ARTICLE SEVEN
HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

Section 7.01                Company to Furnish Trustee Names and Addresses of Holders

          The Company will furnish or cause to be furnished to the Trustee (1) not more than 15 days after each Regular Record Date, or such lesser time as required by the Trustee, a list, in such form as the Trustee may reasonably require, of the names and addresses of Holders as of such Regular Record Date; provided, however, that the Company shall not be obligated to furnish or cause to be furnished such list at any time that the list shall not differ in any respect from the most recent list furnished to the Trustee by the Company or at such times as the Trustee is acting as Security Registrar for the applicable series of Securities and (2) at such other times as the Trustee may request in writing within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished.

Section 7.02                Preservation of List of Names and Addresses of Holders

         The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders contained in the most recent list furnished to it as provided in Section 7.01 and as to the names and addresses of Holders received by the Trustee in its capacity as Security Registrar for the applicable series of Securities (if acting in such capacity).

          The Trustee may destroy any list furnished to it as provided in Section 7.01 upon receipt of a new list so furnished.

          Holders may communicate as provided in TIA Section 312(b) with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and privileges of the U.S. Trustee shall be as provided in the TIA.

Section 7.03               Disclosure of Names and Addresses of Holders

          Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustees that none of the Company or the Trustees or any agent of either of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with TIA Section 312, regardless of the source from which such information was derived, and that the Trustees shall not be held accountable by reason of mailing any material pursuant to a request made under TIA Section 312(b).

Section 7.04               Reports by Trustees

(1)

Within 60 days after May 15 of each year commencing with the first year after the first issuance of Securities pursuant to this Indenture, the U.S. Trustee shall transmit to the Holders of Securities, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, a brief report dated as of such reporting date, if required by Section 313(a) of the Trust Indenture Act.

(2)	The U.S. Trustee shall comply with Sections 313(b) and 313(c) of the Trust Indenture Act.

(3)

A copy of such report shall, at the time of such transmission to the Holders, be filed by the U.S. Trustee with the Company (Attention: Chief Financial Officer), with each securities exchange upon which any of the Securities are listed (if so listed) and also with the Commission. The Company agrees to notify the Trustees when the Securities become listed on any securities exchange.

Section 7.05               Reports by the Company

          Whether or not required by the rules and regulations of the Commission, so long as any Securities are outstanding, the Company will furnish to the Trustees and Holders of Securities or cause the Trustees to furnish to the Holders of Securities (or file with the Commission for public availability):

(1)

within 120 days after the end of each fiscal year, all annual financial information and certifications that would be required to be contained in a filing with the Commission on Form 20-F or, if the Company is eligible to use such Form, Form 40-F, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report on the annual financial statements by the Company’s independent accounting firm;

(2)

within 60 days after the end of each of the first three fiscal quarters of each fiscal year, all interim quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any Province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and whether or not the Company has any of its securities listed on such exchange; and

(2)

within the time periods specified in the Commission’s rules and regulations, all current reports that would be required to be furnished to the Commission on Form 6-K if the Company were required to furnish these reports.

          The Company will file a copy of each of all of the information and reports referred to in clauses (1), (2) and (3) above with the Commision for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the Commission will not accept such a filing) and will post the reports on its website within those time periods.

          If, at any time, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the information and reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such a filing. The Company will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods described above.

          So long as any Securities are outstanding, the Company will deliver to the Trustee, forthwith upon any officer of the Company becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

ARTICLE EIGHT
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Section 8.01	Company and Subsidiary Guarantors May Consolidate, etc., only on Certain Terms

          Neither the Company nor the Subsidiary Guarantors shall amalgamate or consolidate with or merge into or enter into any statutory arrangement with any other Person, or, directly or indirectly, convey, transfer or lease all or substantially all of its properties and assets to any Person, unless:

(1)

(a) in the case of the Company, the Person formed by or continuing from such amalgamation or consolidation or into which the Company is merged or with which it enters into such statutory arrangement or the Person which acquires by operation of law or by conveyance or transfer, or which leases, all or substantially all of the properties and assets of the Company shall be a corporation, company, association, partnership or trust organized and validly existing under the laws of Canada or any province or territory thereof, the United States of America or any state thereof or the District of Columbia or, if such amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of Holders, any other country, and, unless the Company is the continuing corporation, shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustees, in form satisfactory to the Trustees, the Company’s obligation for the due and punctual payment of the principal of (and premium, if any), and interest, if any, on all the Securities and the performance and observance of every covenant of this Indenture on the part of the Company to be performed or observed; (b) in the case of each Subsidiary Guarantor, the Person formed by such consolidation or into which the Subsidiary Guarantor is merged or the Person which acquires by conveyance or transfer the properties and assets of the Subsidiary Guarantor substantially as an entirety shall be either (i) the Company or the Subsidiary Guarantor or (ii) a Person organized and existing under the laws of Canada, any province or territory of Canada, the United States of America or any State thereof or the District of Columbia, and in the case of clause (ii), shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the performance of every covenant of this Indenture (as supplemented from time to time) on the part of the Subsidiary Guarantor to be performed and observed;

(2)	immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing; and

(3)

the Company or such Person shall have delivered to the Trustees an officers’ Certificate and an opinion of Counsel, each stating that such amalgamation, statutory arrangement, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

          This Section 8.01 shall only apply to a merger, consolidation or amalgamation in which the Company is not the surviving Person and to conveyances, leases and transfers by the Company as transferor or lessor.

Section 8.02               Successor Person Substituted

          Upon any amalgamation or consolidation by the Company or the Subsidiary Guarantors with or merger by the Company or the Subsidiary Guarantors into any other corporation, company or association or a statutory arrangement or any conveyance, transfer or lease all or substantially all of the properties and assets of the Company or the Subsidiary Guarantors to any Person in accordance with Section 8.01, the successor Person formed by such amalgamation or consolidation or into which the Company or any of the Subsidiary Guarantors is merged or statutory arrangement, or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company or any of the Subsidiary Guarantors, as the case may be, under this Indenture with the same effect as if such successor Person had been named as the Company or any of the Subsidiary Guarantors herein, and in the event of any such conveyance or transfer, the Company (which term shall for this purpose mean the Person named as the “Company” in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in Section 8.01) or the Subsidiary Guarantor (which term shall for this purpose mean the Person named as the “Subsidiary Guarantor” in the first paragraph of this Indenture or any successor Person which shall theretofore become such in the manner described in Section 8.01), except in the case of a lease, shall be discharged of all obligations and covenants under this Indenture and the Securities and may be dissolved and liquidated.

ARTICLE NINE
SUPPLEMENTAL INDENTURES

Section 9.01                Supplemental Indentures Without Consent of Holders

          Without the consent of any Holders, the Company, when authorized by or pursuant to a Board Resolution, and the Trustees, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustees, for any of the following purposes:

(1)

to evidence the succession of another Person to the Company or any of the Subsidiary Guarantors and the assumption by any such successor of the covenants of the Company or any of the Subsidiary Guarantors contained herein and in the Securities; or

(2)	to make any change that would provide any additional rights or benefits to the Holders of the Securities or that does not materially adversely affect the legal rights hereunder of any such Holder; or

(3)

to add any additional Events of Default (and if such Events of Default are to be for the benefit of less than all series of Securities, stating that such Events of Default are being included solely for the benefit of such series); or

(4)	to establish the form or terms of Securities of any series as permitted by Sections 2.01 and 3.01; or

(5)

to change or eliminate any of the provisions of this Indenture; provided that any such change or elimination shall become effective only when there is no Security which is Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; or

(6)

to close this Indenture with respect to the authentication and delivery of additional series of Securities, to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that any such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect; or

(7)

to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Sections 4.01, 14.02 and 14.03; provided that any such action shall not adversely affect the interests of the Holders of Securities of such series or any other series of securities in any material respect; or

(8)

to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualifications of this Indenture under any applicable law of the United States and Canada or of any province or territory thereof to the extent they do not conflict with the applicable law of the United States heretofore or hereafter enacted;

(9)

to provide for the assumption of the Company’s or the Subsidiary Guarantors’ obligations to Holders of the Securities and Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Company’s or the Subsidiary Guarantors’ assets, as applicable;

(10)	to comply with the requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA; or

(11)

to conform the text of this Indenture, the Securities, or the Guarantees to any provision of any supplemental indenture to the extent that such provision in any supplemental indenture was intended to be a verbatim recitation of a provision of this Indenture, the Securities, or the Guarantees, which intent may be evidenced by an Officers’ Certificate to that effect; or

(12)	to provide for the issuance of additional Securities in accordance with the provisions of this Indenture; or

(13)	to allow the Subsidiary Guarantors to execute a supplemental indenture and/or Subsidiary Guarantee with respect to the Securities in compliance with the provisions of Article Sixteen.

Section 9.02               Supplemental Indentures with Consent of Holders

          With the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities affected by such supplemental indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Securities), by Act of said Holders delivered to the Company and the Trustees, the Company, when authorized by or pursuant to a Board Resolution, and the Trustees may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture which affect such series of Securities or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security of such series,

(1)

change the Stated Maturity of the principal of (or premium, if any) or any installment of interest on any Security of such series, or reduce the principal amount thereof (or premium, if any) or the rate of interest, if any, thereon, or change any obligation of the Company to pay Additional Amounts contemplated by Section 10.05 (except as contemplated by Section 8.01 and permitted by Section 9.01), or reduce the amount of the principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02 or the amount thereof provable in bankruptcy pursuant to Section 5.04, or adversely affect any right of repayment at the option of any Holder of any Security of such series, or change any Place of Payment where, any Security of such series or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date, as the case may be), or adversely affect any right to convert or exchange any Security as may be provided pursuant to Section 3.01 herein; or

(2)

reduce the percentage in principal amount of the Outstanding Securities of such series required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture which affect such series or certain defaults applicable to such series hereunder and their consequences provided for in this Indenture, or reduce the requirements of Section 15.04 for quorum or voting with respect to Securities of such series; or

(3)

modify any of the provisions of this Section, Section 5.13 or Section 10.08, except to increase any such percentage or to provide that certain other provisions of this Indenture which affect such series cannot be modified or waived without the consent of the Holder of each Outstanding Security of such series; or

(4)

waive a redemption payment with respect to any Security (other than a payment that may be required pursuant to certain covenants contained in an amendment or supplement of the provisions of this Indenture); or

(5)	release any Guarantor from any of its obligations under its Guarantee or this Indenture, except in accordance with the terms of this Indenture.

          A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series. Any such supplemental indenture adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, or modifying in any manner the rights of the Holders of Securities of such series, shall not affect the rights under this Indenture of the Holders of Securities of any other series.

          It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 9.03               Execution of Supplemental Indentures

          In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustees shall be entitled to receive, in addition to the documents required by Section 1.02, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and that all conditions precedent to the execution and delivery of such supplemental indenture have been met. Each Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects such Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Section 9.04               Effect of Supplemental Indentures

          Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 9.05               Conformity with Trust Indenture Legislation

          Every supplemental indenture executed pursuant to this Article shall conform to the requirements of Trust Indenture Legislation as then in effect.

Section 9.06               Reference in Securities to Supplemental Indentures

          Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustees, bear a notation in form approved by the Trustees as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustees and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustees in exchange for outstanding Securities of such series.

Section 9.07               Notice of Supplemental Indentures

          Promptly after the execution by the Company and the Trustees of any supplemental indenture pursuant to the provisions of Section 9.02, the Company shall give notice thereof to the Holders of each outstanding Security affected, in the manner provided for in Section 1.06, setting forth in general terms the substance of such supplemental indenture.

ARTICLE TEN
COVENANTS

Section 10.01              Payment of Principal, Premium, if any, and Interest

          The Company covenants and agrees for the benefit of the Holders of each series of Securities that it will duly and punctually pay the principal of (and premium, if any) and interest, if any, on the Securities of that series in accordance with the terms of the Securities and this Indenture.

Section 10.02             Maintenance of Office or Agency

(1)

If the Securities of a series are issuable as Registered Securities, the Company will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange, where Securities of that series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable, and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served.

(2)

The Company will give prompt written notice to the Trustees of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustees with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the U.S. Trustee.

(3)

The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in accordance with the requirements set forth above for securities of any series for such purposes. The Company will give prompt written notice to the Trustees of any such designation or rescission and of any change in the location of any such other office or agency. Unless otherwise specified with respect to any Securities as contemplated by Section 3.01 with respect to a series of Securities, each Trustee will initially act as Paying Agent and Security Registrar. The Company may change the Paying Agent or Security Registrar without prior notice to the Holders of the Securities, and the Company or any of its Subsidiaries may act as Paying Agent or Security Registrar.

Section 10.03             Money for Securities Payments to Be Held in Trust

          If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of (or premium, if any) or interest, if any, on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in Dollars sufficient to pay the principal of (or premium, if any) or interest, if any, on Securities of such series so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustees of its action or failure so to act.

          Whenever the Company shall have one or more Paying Agents for any series of Securities, it will, at least three Business Days in advance of the due date of the principal of (or premium, if any) or interest, if any, on any Securities of that series, deposit with a Paying Agent a sum (in immediately available funds in Dollars) sufficient to pay the principal (or premium, if any) or interest, if any, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is such Trustee) the Company will promptly notify the Trustees of its action or failure so to act.

          The Company will cause each Paying Agent (other than the Trustees) for any series of Securities to execute and deliver to the Trustees an instrument in which such Paying Agent shall agree with the Trustees, subject to the provisions of this Section, that such Paying Agent will:

(1)

hold all sums held by it for the payment of the principal of (and premium, if any) and interest, if any, on Securities of such series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(2)

give the Trustees notice of any default by the Company (or any other obligor upon the Securities of such series) in the making of any payment of principal of (or premium, if any) or interest, if any, on the Securities of such series; and

(3)	at any time during the continuance of any such default, upon the written request of the Trustees, forthwith pay to the Trustees all sums so held in trust by such Paying Agent.

          The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustees all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustees upon the same trusts as those upon which sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustees, such Paying Agent shall be released from all further liability with respect to such sums.

          Except as provided in the Securities of any series, any money deposited with the Trustees or any Paying Agent, or then held by the Company, in trust for the payment of the principal of (or premium, if any) or interest, if any, on any Security of any series, and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustees or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustees or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 10.04             Statement as to Compliance

          The Company and the Subsidiary Guarantors shall deliver to the Trustees, on or before 120 days after the end of the Company’s or the Subsidiary Guarantors’ fiscal year, as applicable, an Officers’ Certificate stating that a review of the activities of the Company or any of the Subsidiary Guarantors, as applicable, during such fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company or any of the Subsidiary Guarantors, as applicable, has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such officer signing such certificate, that the Company or any of the Subsidiary Guarantors, as applicable, has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred and is continuing, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto). The Company or any of the Subsidiary Guarantors, as applicable, shall deliver to the Trustees upon demand evidence in such form as the Trustees may require as to compliance by the Company or any of the Subsidiary Guarantors, as applicable, with any condition or covenant of the Company or any of the Subsidiary Guarantors, as applicable, set out herein relating to any action required or permitted to be taken by the Company or any of the Subsidiary Guarantors, as applicable, under this Indenture or as a result of any obligation imposed by this Indenture. For purposes of this Section, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

Section 10.05             Additional Amounts

          Unless specified pursuant to Section 3.01, all payments made by or on behalf of the Company under or with respect to the Securities or Guarantees (whether or not in the form of definitive notes) of any series will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, unless the withholding or deduction is then required by law or by the interpretation or administration thereof by the relevant government authority or agency. If any deduction or withholding for, or on account of, any Taxes imposed or levied under the laws of Canada or by or on behalf of any jurisdiction in which the Company or any Subsidiary Guarantor (including any successor or other surviving entity) is then incorporated, engaged in business or resident for tax purpose or any political subdivision or taxing authority thereof or therein or any jurisdiction from or through which payment is made by or on behalf of the Company or any Subsidiary Guarantor (including, without limitation, the jurisdiction of an paying agent) (each, a “Tax Jurisdiction”) will at any time be required to be made from any payments made under or with respect to the Securities, including, without limitation, payments of principal, redemption price, purchase price, interest or premium, the Company or the relevant Subsidiary Guarantor, as applicable, will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by each holder after such withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to:

          (1)      any Taxes that would not have been imposed but for the Holder or beneficial owner of the Securities being a citizen or resident or national of, incorporated in or carrying on a business, in the relevant Tax Jurisdiction in which such Taxes are imposed or having any other present or former connection with the relevant Tax Jurisdiction other than the mere acquisition, holding, enforcement or receipt of payment in respect of the Securities;

          (2)      any Taxes that are imposed or withheld as a result of the failure of the Holder or beneficial owner of the Securities to comply with any reasonable written request, made to that Holder or beneficial owner in writing at least 90 days before any such withholding or deduction would be payable, by the Company to provide timely and accurate information concerning the nationality, residence or identity of such Holder or beneficial owner or to make any valid and timely declaration or similar claim or satisfy any certification, information or other reporting requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of the relevant Tax Jurisdiction as a precondition to any exemption from or reduction in all or part of such Taxes;

          (3)      any Security presented for payment (where Securities are in definitive form and presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder or beneficial owner (except to the extent that the Holder or beneficial owner would have been entitled to Additional Amounts had the Security been presented on any day during such 30-day period);

          (4)      any estate, inheritance, gift, sale, transfer, personal property or similar Taxes;

          (5)      any Taxes withheld, deducted or imposed on a payment to an individual and that are required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income or any law implementing or complying with or introduced in order to conform to such Directive;

          (6)      any Taxes which the payor is not required to deduct or withhold from payments under, or with respect to, the Securities;

          (7)      any Taxes withheld, deducted or imposed because the holder or beneficial owner of the notes does not deal at arm’s length with the Company or a relevant Guarantor at a relevant time for purposes of the Income Tax Act (Canada); or

          (8)      any combination of items (1) through (7) above.

          The Company or the relevant Subsidiary Guarantor will make all withholdings or deductions required by law and will remit the full amount deducted or withheld to the relevant taxing authority as and when required in accordance with applicable law. The Company will pay all taxes, interest and other liabilities which arise by virtue of any failure of the Company to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. Upon request, the Company will provide to the Trustees an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustees evidencing the payment of any Taxes so deducted or withheld. The Company will attach to each certified copy or other document a certificate stating the amount of such Taxes paid per $1,000 principal amount of the Securities then outstanding. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustees to the Holders of the Securities.

          The Company will indemnify each Trustee and each Holder of the Securities for and hold them harmless against the full amount of any Taxes paid by or on behalf of such Trustee or such Holder to the extent such Trustee or such Holder was entitled to Additional Amounts with respect thereto. A certificate as to the amount of such requested indemnification, delivered by the Trustee or by the Holder, shall be conclusive absent manifest error. In addition, the Company will pay and indemnify the Trustee and the Holder for any present or future stamp, court or documentary taxes, and any other excise or property taxes, charges or similar levies which arise in a Tax Jurisdiction from the execution and delivery of this Indenture or the execution, delivery or registration of the Securities or with respect to payments on the Securities. All amounts discussed in this paragraph shall be payable by the Company on demand and shall bear interest at the rate borne by the Securities, calculated from the date incurred by the Holder to the date paid by the Company. All such amounts shall be Additional Amounts for the purpose of this Indenture.

          If the Company or any Subsidiary Guarantor becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Securities, the Company will deliver to the Trustees on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company shall notify the Trustees promptly thereafter) an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The Officers’ Certificate must also set forth any other information reasonably necessary to enable any Paying Agent to pay Additional Amounts to Holders on the relevant payment date. The Trustees shall be entitled to rely solely on such Officers’ Certificate as conclusive proof that such payments are necessary. The Company will provide the Trustees with documentation reasonably satisfactory to the Trustees evidencing the payment of Additional Amounts.

          References in this Indenture to interest, principal or other payments made or to be made by the Company with respect to the Securities shall be deemed also to refer to the payment of Additional Amounts provided for in Section 3.01 that may be payable in respect thereof.

          The provisions of this Section 10.05 shall survive any termination, defeasance or discharge of this Indenture.

Section 10.06              Payment of Taxes and Other Claims

          The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all material taxes, assessments and governmental charges levied or imposed upon the Company or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (2) all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien upon any property or assets of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Section 10.07             Corporate Existence

          Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the rights (charter and statutory) and franchises of the Company; provided, however, that the Company shall not be required to preserve any such right or franchise if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders.

Section 10.08             Waiver of Certain Covenants

          The Company may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition which affects such series set forth in Section 10.06 and Section 10.07, or, as specified pursuant to Section 3.01(14) for Securities of such series, in any covenants of the Company added to this Article pursuant to Section 3.01(14) in connection with Securities of such series, if before the time for such compliance the Holders of at least a majority in principal amount of all Outstanding Securities of any series, by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustees to Holders of Securities of such series in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE ELEVEN
REDEMPTION OF SECURITIES

Section 11.01             Applicability of Article

          Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 3.01 for Securities of any series) in accordance with this Article.

Section 11.02             Election to Redeem; Notice to Trustees

          The election of the Company to redeem any securities shall be evidenced by or pursuant to a Board Resolution. In case of any redemption at the election of the Company, the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustees), notify the Trustees in writing of such Redemption Date and of the principal amount of Securities of such series to be redeemed and shall deliver to the Trustees such documentation and records as shall enable the Trustees to select the Securities to be redeemed pursuant to Section 11.03. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, the Company shall furnish to the Trustees an Officers’ Certificate evidencing compliance with such restriction.

Section 11.03             Selection by Trustees of Securities to Be Redeemed

          If less than all the Securities of any series are to be redeemed, the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustees, from the Outstanding Securities of such series not previously called for redemption, by such method as the Trustees shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal of Securities of such series; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Security not redeemed to less than the minimum authorized denomination for Securities of such series established pursuant to Section 3.01.

          The Trustees shall promptly notify the Company in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed. The Trustees’ determination of Securities selected for redemption shall be final and binding.

         For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security which has been or is to be redeemed.

Section 11.04             Notice of Redemption

          Except as otherwise specified as contemplated by Section 3.01, notice of redemption shall be given in the manner provided for in Section 1.06 not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed with a copy in writing to the Trustees, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Securities or a satisfaction and discharge of the Indenture. Failure to give notice in the manner provided in Section 1.06 to the Holder of any Securities designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other Securities or portion thereof.

          All notices of redemption shall state:

(1)	the Redemption Date,

(2)	the Redemption Price and the amount of accrued interest to the Redemption Date payable as provided in Section 11.06, if any,

(3)

if less than all the Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Securities to be redeemed,

(4)

in case any Security is to be redeemed in part only, the notice which relates to such Security shall state (i) the portion of the principal amount of that Security that is to be redeemed and (ii) that on and after the Redemption Date, upon surrender of such Security, the holder will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed,

(5)

that on the Redemption Date, the Redemption Price and accrued interest, if any, to the Redemption Date payable as provided in Section 11.06 will become due and payable upon each such Security, or the portion thereof, to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

(6)	the Place or Places of Payment where such Securities are to be surrendered for payment of the Redemption Price and accrued interest, if any, and

(7)	that the redemption is for a sinking fund, if such is the case.

          Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request, by the Trustees in the name and at the expense of the Company. Notices of redemption of Securities may not be conditional.

Section 11.05             Deposit of Redemption Price

          At least three Business Days prior to any Redemption Date, the Company shall deposit with a Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.03) an amount of money in immediately available funds in Dollars sufficient to pay the Redemption Price of, and accrued interest, if any, on, all the Securities which are to be redeemed on that date.

Section 11.06             Securities Payable on Redemption Date

          Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified in Dollars (together with accrued interest, if any, to the Redemption Date), and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest, if any) such Securities shall, if the same were interest-bearing, cease to bear interest, except to the extent provided below, shall be void. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with accrued interest, if any, to the Redemption Date; provided, however, that installments of interest on Registered Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.07.

          If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate of interest or Yield to Maturity (in the case of original Issue Discount Securities) set forth in such Security.

Section 11.07             Securities Redeemed in Part

          Any Security which is to be redeemed only in part (pursuant to the provisions of this Article or of Article Twelve) shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustees so require, due endorsement by, and a written instrument of transfer in form satisfactory to the Company and the Trustees duly executed by by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Company shall execute, and either Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

Section 11.08             Tax Redemption

          If specified pursuant to Section 3.01, the Securities of a series will be subject to redemption at any time, in whole but not in part, at the option of the Company at any time, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest, if any, to the date fixed by the Company for redemption, upon the giving of a notice as described below, if (a) the Company determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of a Tax Jurisdiction affecting taxation, or any change in or amendment to official position of such Tax Jurisdiction regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced and becomes effective on or after a date specified pursuant to Section 3.01, if any date is so specified, the Company has or will become obligated to pay, on the next succeeding date on which any amount would be payable in respect of the Securities, Additional Amounts pursuant to Section 10.05 or (ii) on or after a date specified pursuant to Section 3.01, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion of independent tax counsel as referenced below, will result in the Company becoming obligated to pay, on the next succeeding date on which any amount would be payable in respect of the Securities, Additional Amounts with respect to any Security of such series, and (b) in any such case, the Company in its business judgment determines, as evidenced by the officer’s certificate referenced below, that such obligation cannot be avoided by the use of reasonable measures available to the Company (including designating another paying agent); provided, however, that (x) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts, and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

          In the event that the Company elects to redeem the Securities pursuant to the provisions set forth in the preceding paragraph, the Company shall deliver to the Trustees a certificate, signed by an authorized officer, stating that the Company is entitled to redeem the Securities pursuant to their terms.

          Prior to the publication or, where relevant, mailing of any notice of redemption of the Securities pursuant to the foregoing, the Company will deliver to the Trustees an opinion of independent tax counsel of nationally recognized standing to the effect that there has been such change or amendment which would entitle the Company to redeem the Securities hereunder. In addition, before the Company publishes or mails notice of redemption of the Securities as described above, it will deliver to the Trustees a certificate, signed by an authorized officer, stating that the Company cannot avoid its obligation to pay Additional Amounts by the Company taking reasonable measures available to it and all other conditions for such redemption have been met.

          The Trustees shall be entitled to rely on such officers’ certificate and opinion of counsel as sufficient evidence of the existence and satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the Holders.

ARTICLE TWELVE
SINKING FUNDS

Section 12.01             Applicability of Article

          Retirements of Securities of any series pursuant to any sinking fund shall be made in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 3.01 for Securities of any series) in accordance with this Article.

          The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an “optional sinking fund payment”. If provided for by the terms of Securities of any series, the cash amount of any mandatory sinking fund payment may be subject to reduction as provided in Section 12.02. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

Section 12.02              Satisfaction of Sinking Fund Payments with Securities

          Subject to Section 12.03, in lieu of making all or any part of any mandatory sinking fund payment with respect to any Securities of a series in cash, the Company may at its option (1) deliver to the Trustees Outstanding Securities of a series (other than any previously called for redemption) theretofore purchased or otherwise acquired by the Company, and/or (2) receive credit for the principal amount of Securities of such series which have been previously delivered to the Trustees by the Company or for Securities of such series which have been redeemed either at the election of the Company pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any mandatory sinking fund payment with respect to the Securities of the same series required to be made pursuant to the terms of such Securities as provided for by the terms of such series; provided, however, that such Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustees at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such mandatory sinking fund payment shall be reduced accordingly.

Section 12.03             Redemption of Securities for Sinking Fund

          Not less than 60 days prior to each sinking fund payment date for any series of Securities, the Company will deliver to the Trustees an Officers’ Certificate specifying the amount of the next ensuing sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash in Dollars and the portion thereof, if any, which is to be satisfied by delivering or crediting Securities of that series pursuant to Section 12.02 (which Securities will, if not previously delivered, accompany such certificate) and whether the Company intends to exercise its right to make a permitted optional sinking fund payment with respect to such series.

          Such certificate shall be irrevocable and upon its delivery the Company shall be obligated to make the cash payment or payments therein referred to, if any, on or before the next succeeding sinking fund payment date. In the case of the failure of the Company to deliver such certificate, the sinking fund payment due on the next succeeding sinking fund payment date for that series shall be paid entirely in cash and shall be sufficient to redeem the principal amount of such Securities subject to a mandatory sinking fund payment without the option to deliver or credit Securities as provided in Section 12.02 and without the right to make any optional sinking fund payment, if any, with respect to such series.

         Not more than 60 days before each such sinking fund payment date the Trustees shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 11.03 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 11.04. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Section 11.06 and Section 11.07. The selection by the Trustees of such Securities to be redeemed shall be final and binding.

          Prior to any sinking fund payment date, the Company shall pay to the Trustees or a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.03) in cash a sum equal to any interest that will accrue to the date fixed for redemption of Securities or portions thereof to be redeemed on such sinking fund payment date pursuant to this Section.

          Notwithstanding the foregoing, with respect to a sinking fund for any series of Securities, if at any time the amount of cash to be paid into such sinking fund on the next succeeding sinking fund payment date, together with any unused balance of any preceding sinking fund payment or payments for such series, does not exceed in the aggregate $100,000, the Trustees, unless requested by the Company, shall not give the next succeeding notice of the redemption of Securities of such series through the operation of the sinking fund. Any such unused balance of moneys deposited in such sinking fund shall be added to the sinking fund payment for such series to be made in cash on the next succeeding sinking fund payment date or, at the request of the Company, shall be applied at any time or from time to time to the purchase of Securities of such series, by public or private purchase, in the open market or otherwise, at a purchase price for such Securities (excluding accrued interest and brokerage commissions, for which the Trustees or any Paying Agent will be reimbursed by the Company) not in excess of the principal amount thereof.

ARTICLE THIRTEEN
REPAYMENT AT OPTION OF HOLDERS

Section 13.01             Applicability of Article

          Repayment of Securities of any series before their Stated Maturity at the option of Holders thereof shall be made in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 3.01 for Securities of any series) in accordance with this Article.

Section 13.02             Repayment of Securities

          Securities of any series subject to repayment in whole or in part at the option of the Holders thereof will, unless otherwise provided in the terms of such Securities, be repaid at a price equal to the principal amount thereof, together with interest, if any, thereon accrued to the Repayment Date specified in or pursuant to the terms of such Securities. The Company covenants that at least three Business Days prior to the Repayment Date it will deposit with a Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.03) an amount of money in immediately available funds in Dollars to pay the principal (or, if so provided by the terms of the Securities of any series, a percentage of the principal) of and (except if the Repayment Date shall be an Interest Payment Date) accrued interest, if any, on, all the Securities or portions thereof, as the case may be, to be repaid on such date.

Section 13.03             Exercise of Option

          Securities of any series subject to repayment at the option of the Holders thereof will contain an “Option to Elect Repayment” form on the reverse of such Securities. To be repaid at the option of the Holder, any Security so providing for such repayment, with the “Option to Elect Repayment” form on the reverse of such Security duly completed by the Holder (or by the Holder’s attorney duly authorized in writing), must be received by the Company at the Place of Payment therefor specified in the terms of such Security (or at such other place or places which the Company shall from time to time notify the Holders of such Securities) not earlier than 45 days nor later than 30 days prior to the Repayment Date. If less than the entire principal amount of such Security is to be repaid in accordance with the terms of such Security, the principal amount of such Security to be repaid, in increments of the minimum denomination for Securities of such series, and the denomination or denominations of the Security or Securities to be issued to the Holder for the portion of the principal amount of such Security surrendered that is not to be repaid, must be specified. The principal amount of any Security providing for repayment at the option of the Holder thereof may not be repaid in part if, following such repayment, the unpaid principal amount of such Security would be less than the minimum authorized denomination of Securities of the series of which such Security to be repaid is a part. Except as otherwise may be provided by the terms of any Security providing for repayment at the option of the Holder thereof, exercise of the repayment option by the Holder shall be irrevocable unless waived by the Company.

Section 13.04              When Securities Presented for Repayment Become Due and Payable

          If Securities of any series providing for repayment at the option of the Holders thereof shall have been surrendered as provided in this Article and as provided by or pursuant to the terms of such Securities, such Securities or the portions thereof, as the case may be, to be repaid shall become due and payable and shall be paid by the Company on the Repayment Date therein specified, and on and after such Repayment Date (unless the Company shall default in the payment of such Securities on such Repayment Date) such Securities shall, if the same were interest-bearing, cease to bear interest. Upon surrender of any such Security for repayment in accordance with such provisions, the principal amount of such Security so to be repaid shall be paid by the Company, together with accrued interest, if any, to the Repayment Date; provided, however, that, in the case of Registered Securities, installments of interest, if any, whose Stated Maturity is on or prior to the Repayment Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.07.

          If the principal amount of any Security surrendered for repayment shall not be so repaid upon surrender thereof, such principal amount (together with interest, if any, thereon accrued to such Repayment Date) shall, until paid, bear interest from the Repayment Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in such Security.

Section 13.05             Securities Repaid in Part

          Upon surrender of any Registered Security which is to be repaid in part only, the Company shall execute and either Trustee shall authenticate and deliver to the Holder of such Security, without service charge and at the expense of the Company, a new Registered Security or Securities of the same series, of any authorized denomination specified by the Holder, in an aggregate principal amount equal to and in exchange for the portion of the principal of such Security so surrendered which is not to be repaid.

ARTICLE FOURTEEN
DEFEASANCE AND COVENANT DEFEASANCE

Section 14.01              Company’s Option to Effect Defeasance or Covenant Defeasance

          Except as otherwise specified as contemplated by Section 3.01 for Securities of any series, the provisions of this Article shall apply to each series of Securities, and the Company may, at its option, effect defeasance (as defined below) of the Securities of or within a series under Section 14.02, or covenant defeasance (as defined below) of or within a series under Section 14.03 in accordance with the terms of such Securities and in accordance with this Article.

Section 14.02             Defeasance and Discharge

          Upon the Company’s exercise of the above option applicable to this Section with respect to any Securities of or within a series, the Company and the Guarantors shall be deemed to have been discharged from their obligations with respect to such Outstanding Securities on the date the conditions set forth in Section 14.04 are satisfied (hereinafter, “defeasance”). For this purpose, such defeasance means that the Company and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Securities, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 14.05 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all their other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustees, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of such Outstanding Securities to receive, solely from the trust fund described in Section 14.04 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, on such Securities when such payments are due, (B) the Company’s obligations with respect to such Securities under Sections 3.04, 3.05, 3.06, 10.02 and 10.03 and with respect to the payment of Additional Amounts, if any, on such Securities as contemplated by Section 10.05, (C) the rights, powers, trusts, duties and immunities of the Trustees hereunder and (D) this Article. Subject to compliance with this Article, the Company may exercise its option under this Section notwithstanding the prior exercise of its option under Section 14.03 with respect to such Securities.

Section 14.03             Covenant Defeasance

          Upon the Company’s or the Guarantors’ exercise of the above option applicable to this Section with respect to any Securities of or within a series, the Company and the Guarantors shall be released from their obligations under Section 10.06 and Section 10.07, and, if specified pursuant to Section 3.01, their obligations under any other covenant, with respect to such Outstanding Securities on and after the date the conditions set forth in Section 14.04 are satisfied (hereinafter, “covenant defeasance”), and such Securities shall thereafter be deemed not to be “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such Outstanding Securities, the Company and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under clauses (4) or (8) of Section 5.01 or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby.

Section 14.04             Conditions to Defeasance or Covenant Defeasance

          The following shall be the conditions to application of either Section 14.02 or Section 14.03 to any Outstanding Securities of or within a series:

(1)

The Company shall irrevocably have deposited or caused to be deposited with either Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) an amount (in Dollars), or (B) Government Obligations applicable to such Securities which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of and premium, if any, and interest, if any, under such Securities, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees, to pay and discharge, and which shall be applied by the Trustees (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any) and interest, if any, on such Outstanding Securities on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest, if any, (ii) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Securities on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities, and (iii) all amounts due the Trustees under Section 6.07; provided that the Trustees shall have been irrevocably instructed to apply such money or the proceeds of such Government Obligations to said payments with respect to such Securities. Before such a deposit, the Company may give to the Trustees, in accordance with Section 11.02 hereof, a notice of its election to redeem all or any portion of such Outstanding Securities at a future date in accordance with the terms of the Securities of such series and Article Eleven hereof, which notice shall be irrevocable. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.

(2)

No Default or Event of Default with respect to such Securities shall have occurred and be continuing on the date of such deposit or, insofar as clauses (6) and (8) of Section 5.01 are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3)

Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

(4)

In the case of an election under Section 14.02, the Company shall have delivered to the Trustees an Opinion of Counsel in the United States stating that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of this Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(5)

In the case of an election under Section 14.03, the Company shall have delivered to the Trustees an Opinion of Counsel in the United States to the effect that the Holders of such Outstanding Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(6)

The Company shall have delivered to the Trustees an Opinion of Counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance or covenant defeasance, as applicable, not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada).

(7)

The Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(8)

Notwithstanding any other provisions of this Section, such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations in connection therewith pursuant to Section 3.01.

(9)

The Company shall have delivered to the Trustees an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Section 14.04, relating to either the defeasance under Section 14.02 or the covenant defeasance under Section 14.03 (as the case may be), have been complied with.

Section 14.05	Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions

          Subject to the provisions of the last paragraph of Section 10.03, all money and Government Obligations (or other property as may be provided pursuant to Section 3.01) (including the proceeds thereof) deposited with a Trustee pursuant to Section 14.04 in respect of such Outstanding Securities shall be held in trust and applied by such Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as such Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, if any, but such money need not be segregated from other funds except to the extent required by law.

          The Company shall pay and indemnify such Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 14.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Securities.

          Anything in this Article to the contrary notwithstanding, such Trustee shall deliver or pay to the Company from time to time upon Company Request any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in Section 14.04 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to such Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

Section 14.06             Reinstatement

          If a Trustee or any Paying Agent is unable to apply any money in accordance with Section 14.05 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture and such Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 14.02 or Section 14.03, as the case may be, until such time as such Trustee or Paying Agent is permitted to apply all such money in accordance with Section 14.05; provided, however, that if the Company makes any payment of principal of (or premium, if any) or interest, if any, on any such Security following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by such Trustee or Paying Agent.

ARTICLE FIFTEEN
MEETINGS OF HOLDERS OF SECURITIES

Section 15.01             Purposes for Which Meetings May Be Called

          A meeting of Holders of Securities may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of any series.

Section 15.02             Call, Notice and Place of Meetings

(1)

The Trustees may at any time call a meeting of Holders of Securities of any series for any purpose specified in Section 15.01, to be held at such time and at such place in the City of New York, in Toronto or in Vancouver as the Trustees shall determine. Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided for in Section 1.06, not less than 21 nor more than 180 days prior to the date fixed for the meeting.

(2)

In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 10% in principal amount of the outstanding Securities of any series shall have requested the Trustees to call a meeting of the Holders of Securities of such series for any purpose specified in Section 15.01, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustees shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in The City of New York, in Toronto or in Vancouver for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (1) of this Section.

Section 15.03             Persons Entitled to Vote at Meetings

          To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder of Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustees and their counsel and any representatives of the Company and its counsel.

Section 15.04             Quorum; Action

          The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the outstanding Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities of such series shall constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 15.02, except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of any adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the outstanding Securities of such series which shall constitute a quorum.

          Subject to the foregoing, at the reconvening of any meeting adjourned for lack of a quorum the Persons entitled to vote 25% in principal amount of the Outstanding Securities at the time shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

          Except as limited by the proviso to Section 9.02, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the outstanding Securities of such series who have cast their votes; provided, however, that, except as limited by the proviso to Section 9.02, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Securities of such series.

          Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series, whether or not present or represented at the meeting.

          Notwithstanding the foregoing provisions of this Section, if any action is to be taken at a meeting of Holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Securities affected thereby, or of the Holders of such series and one or more additional series:

(i)	there shall be no minimum quorum requirement for such meeting; and

(ii)

the principal amount of the Outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under this Indenture.

Section 15.05	Determination of Voting Rights; Conduct and Adjournment of Meetings

(1)

Notwithstanding any provisions of this Indenture, the Trustees may make such reasonable regulations as the Trustees may deem advisable for any meeting of Holders of Securities of a series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as the Trustees shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 1.04 and the appointment of any proxy holder shall be proved in the manner specified in Section 1.04. Such regulations may provide that written instruments appointing proxy holders, regular on their face, may be presumed valid and genuine without the proof specified in Section 1.04 or other proof.

(2)

The Trustees shall, by an instrument in writing appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders of Securities as provided in Section 15.02, in which case the Company or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.

(3)

At any meeting each Holder of a Security of such series or proxy shall be entitled to one vote for each $1,000 principal amount of Outstanding Securities of such series held or represented by him (determined as specified in the definition of “Outstanding” in Section 1.01); provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or a proxy.

(4)

Any meeting of Holders of Securities of any series duly called pursuant to Section 15.02 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting; and the meeting may be held as so adjourned without further notice.

Section 15.06             Counting Votes and Recording Action of Meetings

          The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers, if any, of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 15.02 and, if applicable, Section 15.04. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Trustees to be preserved by the Trustees, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 15.07             Waiver of Jury Trial

          The Company, each Subsidiary Guarantor, each Holder by its acceptance of the Securities and the Trustee hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Indenture, the Securities or the transactions contemplated hereby.

Section 15.08             Counterparts

          This Indenture may be executed in any number of counterparts (either by facsimile or by original manual signature), each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.

ARTICLE SIXTEEN
SUBSIDIARY GUARANTEES

Section 16.01               Guarantee

          (a) Subject to this Article Sixteen, the Subsidiary Guarantors hereby unconditionally guarantee to each Holder authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Securities or the obligations of the Company hereunder or thereunder, that:

(1)

the principal of, and premium and Additional Interest, if any, and interest on, the Securities will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Securities, if any, if lawful, and all other obligations of the Company under this Indenture and the Securities (including obligations to the Trustee) will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(2)

in case of any extension of time of payment or renewal of any Securities or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

          Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Subsidiary Guarantors will be obligated to pay the same immediately. The Subsidiary Guarantors agree that this is a guarantee of payment and performance and not a guarantee of collection. All payments under such Subsidiary Guarantee shall be made in Dollars.

          (b) Each Subsidiary Guarantors hereby agrees that its obligations hereunder shall be as if it was the principal debtor and not merely surety. Each Subsidiary Guarantor hereby agrees that its obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Securities or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Subsidiary Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that each Subsidiary Guarantee will not be discharged except by complete performance of the obligations contained in the Securities and this Indenture.

          (c) If any Holder or the Trustee is required by any court or otherwise to return to the Company, any of the Subsidiary Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or any of the Subsidiary Guarantors, any amount paid by such Person to such Holder or the Trustee, as applicable, then this Subsidiary Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

          (d) Each Subsidiary Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Subsidiary Guarantor further agrees that, as between any of the Subsidiary Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Five hereof for the purposes of this Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article Five hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Subsidiary Guarantors for the purpose of this Subsidiary Guarantee. A Subsidiary Guarantor will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guarantees.

Section 16.02             Limitation on Subsidiary Guarantor Liability

          Each Subsidiary Guarantor, and by its acceptance of the Securities, each Holder, hereby confirms that it is the intention of all such parties that the Subsidiary Guarantee of such Subsidiary Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar United States federal or state or Canadian federal or provincial law to the extent applicable to any Subsidiary Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Subsidiary Guarantor hereby irrevocably agree that the obligations of such Subsidiary Guarantor will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Subsidiary Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under this Article Sixteen, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent transfer or conveyance.

Section 16.03             Execution and Delivery of Subsidiary Guarantee

          Each Subsidiary Guarantor hereby agrees that its Subsidiary Guarantee set forth in Section 16.01 will remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Subsidiary Guarantor. Neither the Company nor the Subsidiary Guarantors shall be required to make a notation on the Securities to reflect any Subsidiary Guarantee or any release, termination or discharge thereof.

          If an Officer whose signature is on this Indenture or on this Subsidiary Guarantee no longer holds the office at the time the Trustee authenticates the Security on which the a Subsidiary Guarantee is endorsed, the Subsidiary Guarantee will be valid nevertheless.

          The delivery of any Security by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Subsidiary Guarantor.

Section 16.04             Release of the Subsidiary Guarantors

          Each Subsidiary Guarantor shall be automatically and unconditionally released and discharged from its obligations under its Subsidiary Guarantee and its obligations under this Indenture (1) in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor, by way of merger, consolidation or otherwise or a sale of all of the Capital Stock of a Subsidiary Guarantor; or (2) if the Company exercises its defeasance option or its covenant defeasance option pursuant to Section 14.02, 14.03 and 14.04 or if the Company’s obligations under the Indenture are discharged in accordance Section 4.01.

          The Trustee shall execute an appropriate instrument prepared by the Company evidencing the release of a Subsidiary Guarantor from its obligations under its Subsidiary Guarantee upon receipt of a request by the Company or such Subsidiary Guarantor accompanied by an Officers’ Certificate and an Opinion of Counsel certifying as to the compliance with this Section 16.04; provided, however, that the legal counsel delivering such Opinion of Counsel may rely as to matters of fact on one or more Officers’ Certificates of the Company.

          Except as set forth in Articles Eight and Ten and this Section 16.04, nothing contained in this Indenture or in any of the Securities shall prevent any consolidation or merger of a Subsidiary Guarantor with or into the Company or another Subsidiary Guarantor or shall prevent any sale or conveyance of the property of a Subsidiary Guarantor as an entirety or substantially as an entirety to the Company or another Subsidiary Guarantor.

Section 16.05             Successors and Assigns

          This Article Sixteen shall be binding upon the Subsidiary Guarantors and each of their successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Securities shall automatically extend to and be vested in such transferee or assigns, all subject to the terms and conditions of this Indenture.

Section 16.06             No Waiver

          Neither a failure nor a delay on the party of either the Trustee or the Holders in exercising any right, power or privilege under this Article Sixteen shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Article Sixteen at law, in equity, by statute or otherwise.

Section 16.07             Modification

          No modification, amendment or waiver of any provision of this Article Sixteen, nor the consent to any departure by the Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee at the direction of the Holders, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Subsidiary Guarantor in any case shall entitle such Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstance.

ARTICLE SEVENTEEN
PARENT GUARANTEE

Section 17.01             Guarantee

          (a) Subject to this Article Seventeen, the Parent Guarantor hereby fully and unconditionally guarantees to each Holder authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Securities, the Subsidiary Guarantees or the obligations of the Subsidiary Guarantors hereunder or thereunder, that all obligations of each Subsidiary Guarantor under this Indenture and its respective Subsidiary Guarantee (including obligations to the Trustee) will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and, in case of any extension of time of payment or renewal of any Securities, any Subsidiary Guarantee or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension of renewal, whether at stated maturity, by acceleration or otherwise.

          Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Parent Guarantor will be obligated to pay the same immediately. The Parent Guarantor agrees that this is a guarantee of payment and performance and not a guarantee of collection. All payments under such Parent Guarantee shall be made in Dollars.

          (b) The Parent Guarantor hereby agrees that its obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Securities, this Indenture or the Subsidiary Guarantees, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the any Subsidiary Guarantor, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. The Parent Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of any Subsidiary Guarantor, any right to require a proceeding first against any Subsidiary Guarantor, protest, notice and all demands whatsoever and covenant that the Parent Guarantee will not be discharged except by complete performance of the obligations contained in the Securities, the Subsidiary Guarantees and this Indenture.

          (c) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Parent Guarantor, the Subsidiary Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company, the Parent Guarantor or the Subsidiary Guarantors, any amount paid by such Person to such Holder or the Trustee, as applicable, then this Parent Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

          (d) The Parent Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. The Parent Guarantor further agrees that, as between the Subsidiary Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Five hereof for the purposes of this Parent Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article Five hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Parent Guarantor for the purpose of this Parent Guarantee. The Parent Guarantor will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Guarantees.

Section 17.02             Limitation on Parent Guarantor Liability

          The Parent Guarantor, and by its acceptance of the Securities, each Holder, hereby confirms that it is the intention of all such parties that the Parent Guarantee of such Parent Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar United States federal or state or Canadian federal or provincial law to the extent applicable to any Parent Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Parent Guarantor hereby irrevocably agree that the obligations of such Parent Guarantor will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Parent Guarantor that are relevant under such laws, result in the obligations of such Parent Guarantor under its Parent Guarantee not constituting a fraudulent transfer or conveyance.

Section 17.03             Execution and Delivery of Parent Guarantee

          The Parent Guarantor hereby agrees that its Parent Guarantee set forth in Section 16.01 will remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Parent Guarantor. Neither the Company nor the Parent Guarantor shall be required to make a notation on the Securities to reflect any Parent Guarantee or any release, termination or discharge thereof.

          If an Officer whose signature is on this Indenture or on this Parent Guarantee no longer holds the office at the time the Trustee authenticates the Security on which the a Parent Guarantee is endorsed, the Parent Guarantee will be valid nevertheless.

          The delivery of any Security by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Parent Guarantee set forth in this Indenture on behalf of the Parent Guarantor.

Section 17.04             Release of the Parent Guarantor

          The Parent Guarantor shall be automatically and unconditionally released and discharged from its obligations under its Parent Guarantee and its obligations under this Indenture (1) in the event of a sale or other disposition of all or substantially all of the assets of the Parent Guarantor, by way of merger, consolidation or otherwise or a sale of all of the Capital Stock of a Subsidiary Guarantor; or (2) if the Company exercises its defeasance option or its covenant defeasance option pursuant to Section 14.02, 14.03 and 14.04 or if the Company’s obligations under the Indenture are discharged in accordance Section 4.01.

          The Trustee shall execute an appropriate instrument prepared by the Company evidencing the release of the Parent Guarantor from its obligations under its Parent Guarantee upon receipt of a request by the Company accompanied by an Officers’ Certificate and an Opinion of Counsel certifying as to the compliance with this Section 17.04; provided, however, that the legal counsel delivering such Opinion of Counsel may rely as to matters of fact on one or more Officers’ Certificates of the Company.

          Except as set forth in Articles Eight and Ten and this Section 17.04, nothing contained in this Indenture or in any of the Securities shall prevent any consolidation or merger of the Parent Guarantor with or into a Subsidiary Guarantor or shall prevent any sale or conveyance of the property of the Parent Guarantor as an entirety or substantially as an entirety to a Subsidiary Guarantor.

Section 17.05             Successor and Assigns

          This Article Seventeen shall be binding upon the Parent Guarantor and each of its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Securities shall automatically extend to and be vested in such transferee or assigns, all subject to the terms and conditions of this Indenture.

Section 17.06             No Waiver

          Neither a failure nor a delay on the party of either the Trustee or the Holders in exercising any right, power or privilege under this Article Seventeen shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Article Seventeen at law, in equity, by statute or otherwise.

Section 17.07             Modification

          No modification, amendment or waiver of any provision of this Article Seventeen, nor the consent to any departure by the Parent Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee at the direction of the Holders, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Parent Guarantor in any case shall entitle such Parent Guarantor to any other or further notice or demand in the same, similar or other circumstance.

          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

TASEKO MINES LIMITED

By: /s/ Peter Mitchell
Name: Peter C. Mitchell
Title: Chief Financial Officer

GIBRALTAR MINES LTD.

By: /s/ Peter Mitchell
Name: Peter C. Mitchell
Title: Chief Financial Officer

ALEY CORPORATION

By: /s/ Russell Hallbauer
Name: Russell E. Hallbauer
Title: Chief Executive Officer

The Bank of New York Mellon, as U.S. Trustee

By: /s/ Catherine F. Donohue
Name: Catherine F. Donohue
Title: Vice President

BNY Trust Company of Canada, as Canadian Co-Trustee

By: /s/ R. Massender
Name: Roberta Massender
Title: Authorized Signing Officer